9/30


03032405

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tennyson Networks Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
OCT 07 2003
THOMSON FINANCIAL

FILE NO. 82- 5738 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT: 10/1/03



03 SEP 27 AM 7:21

September 30, 2003

By Facsimile
0015 1 202 942 9624
43 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

AR/S
6-30-03

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX re: **Annual Financial Report**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.

TENNYSON NETWORKS LIMITED

(ABN 98 009 805 298)

ANNUAL FINANCIAL REPORT

YEAR ENDED 30 June 2003

CORPORATE DIRECTORY

Tennyson Networks Limited (ABN 98 009 805 298)

Directors

Mr Harvey C Parker (Chairman)
Mr Edward M Barry
Mr John W Fletcher
Mr Ross W Leighton
Mr Geoffrey J Rubython

Company Secretary

Mr Rick A Pullia

Registered Office

14 Business Park Drive, Notting Hill, Victoria 3168

Telephone: International: +61 3 8558 0400 Domestic: 03 8558 0400
Facsimile: International: +61 3 8558 0497 Domestic: 03 8558 0497

Email: tny@tennyson.com.au Website: www.tennyson.com.au

Auditors

Ernst & Young
Chartered Accountants
120 Collins Street, Melbourne, Victoria 3000

Stock Exchange Listing

Tennyson Networks Ltd shares are quoted on the Australian Stock Exchange (TNY)

Bankers

National Australia Bank Ltd
541 Blackburn Road, Mt. Waverley, Victoria 3149

Solicitors

Freehills
250 St. Georges Terrace, Perth, Western Australia 6000

Share Registry

Computershare Investor Services Pty Ltd
45 St. Georges Terrace, Perth, Western Australia 6000

TENNYSON NETWORKS LTD

DIRECTORS' REPORT

The Board of Directors of Tennyson Networks Ltd submits its report in respect of the year ended 30 June 2003.

Directors

The names and details of the directors in office during or since the end of the financial year are:

Names	Qualifications, Experience and Special Responsibilities
H C Parker	Mr Parker is the non-executive chairman. During the mid 1990's he was Group Managing Director of Commercial and Consumer for Telstra Corporation. His other directorships include Dun & Bradstreet (Australia) Pty Ltd, Datacom Services Australia Ltd, The Swann Group and The Volante Group. Mr Parker is a member of the Company's Audit Committee.
E M Barry	Mr Barry, a non-executive director, is a successful businessman who has a particularly strong understanding of the Australian communications products market, having built Queensland's largest distribution channel for Ericsson products. Having sold that business, he continues to take an active interest in promoting innovative technology and lending his expertise to promising Australian companies. Mr Barry is the Chairman of the Company's Remuneration Committee.
R W Leighton	Mr Leighton, a non-executive director, is an experienced business entrepreneur who has guided a number of companies through their development stage into the international market place. He has particular experience and expertise with technology companies. He is a director of global electronic payment and smart card company Intellect Holdings Ltd. Mr Leighton is a member of the Company's Remuneration Committee.
J W Fletcher	Mr Fletcher, a non-executive director, is a chartered accountant and the principal of John Fletcher and Associates, an accounting firm he established in 1985 specialising in small business and investment. He is a director of Neoside Pty Ltd. Mr Fletcher was appointed a director on 16 July 2003 and is Chairman of the Company's Audit Committee.
G J Rubython	Mr Rubython, an executive director, is a co-founder and director of Neoside Pty Ltd. He is an experienced businessman having consulted to industry participants on building infrastructure technologies, founded and managed an investment company and pioneered microcomputer CAD/CAM systems in Australia during the 1980s. He also gained international and varied experience as a divisional manager with Agfa, the European photographic industry group. Mr Rubython has been active on business representative bodies and has served as chairman on various advisory committees. Mr Rubython was appointed a director on 16 July 2003.
R W Woss	Mr Woss, a non-executive director, has over 35 years experience in investment banking, mineral exploration, oil and gas exploration, property development, equity investment and technology investment. Mr Woss resigned as a director on 16 July 2003.
L A Coleman	Mr Coleman was the Company's Chief Executive Officer. He resigned as a director on 23 September 2002.

Unless indicated otherwise, all directors held their position as a director throughout the entire financial year and up to the date of this report.

Directors' Interests

Relevant interests of the directors in the shares, options or any other interests of Tennyson Networks Ltd and related bodies corporate as at the date of this report are:

	Ordinary Shares No.	Options No.
HC Parker	-	2,000,000
RW Leighton	13,799,571	-

Mr HC Parker holds 866,947 Tennyson Networks Ltd shares jointly with Mrs S Parker.

Mr RW Leighton has an interest in a company holding 4,712,121 Tennyson Networks Ltd shares.

Mr EM Barry has an interest in a company holding 1,984,848 Tennyson Networks Ltd shares.

Mr GJ Rubython is a Director and shareholder of Neoside Pty Ltd. Pursuant to a Subscription Agreement between Neoside and the Company, Neoside has agreed to subscribe for 391,040,000 ordinary shares in the Company at $0.025 per share, subject to the approval of shareholders at a general meeting.

Mr JL Fletcher is a Director and shareholder of Neoside Pty Ltd. Pursuant to a Subscription Agreement between Neoside and the Company, Neoside has agreed to subscribe for 391,040,000 ordinary shares in the Company at $0.025 per share, subject to the approval of shareholders at a general meeting.

None of the directors hold any shares in any other related body corporate.

Directors' Meetings

During the year ended 30 June 2003, the Company held 38 meetings of directors. At the date of this report the Company has an Audit Committee and a Remuneration Committee. Messrs Fletcher and Parker are the members of the Audit Committee and Messrs Barry and Leighton are the members of the Remuneration Committee. The attendance of the directors at the meetings of the Board and its committees were:

	BOARD OF DIRECTORS		AUDIT COMMITTEE		REMUNERATION COMMITTEE	
	Attended While in Office	Maximum Possible Attended	Attended While in Office	Maximum Possible Attended	Attended While in Office	Maximum Possible Attended
HC Parker	38	38	2	2	-	-
EM Barry	38	38	-	-	2	2
RW Leighton	34	38	-	-	2	2
RW Woss	37	38	2	2	-	-
LA Coleman	3	3	-	-	-	-

Principal Activity

The principal activity of the consolidated entity during the financial year was the development, sales and marketing of its flagship product SOX® (Smart Office eXchange).

SOX® is a data/voice convergence platform which provides users with a sophisticated telephone system, computer networking and access to the Internet. The product integrates the voice, data, fax, voicemail and internet communications requirements of SME and branch offices.

On 30 June 2003 the consolidated entity acquired the New Zealand-based Ericsson Data Services business. Renamed Datareach, this business designs and markets a range of products that enable broadband Internet communications over traditional copper networks.

Corporate Structure

Tennyson Networks Limited is the parent entity. All of the consolidated entity's business operations are conducted in its subsidiaries, Tennyson Technologies Pty Ltd and Datareach Ltd.

Dividends

No dividends were paid or declared by Tennyson Networks Ltd since the end of the previous financial year. The directors do not recommend the payment of a dividend.

Review and Results of Operations

Sales revenue for the year ended 30 June 2003 was $1,780,284 compared to $2,500,060 in the previous corresponding period, a reduction of $719,776. The consolidated entity's loss, after income tax, for the year ended 30 June 2003 was $3,201,120, a reduction of $1,680,751 on the previous corresponding period's loss of $4,881,871.

During the 2003 financial year, the difficult trading environment in the telecommunications and technology sector continued to impact on the consolidated entity. The lower sales in 2003 also reflect the reduced marketing activity in the second half of the year when the SOX business was to be sold and the restrictions placed on the business due to tighter management of working capital. In response, the consolidated entity continued to focus on reducing its costs.

In an effort to broaden its product range and provide sustainable revenue and profit growth, the consolidated entity also investigated acquisition opportunities.

The consolidated entity acquired the New Zealand-based Data Services division of Ericsson Communications Limited. This business, renamed Datareach, designs, markets and supports a range of high-speed broadband internet products for International markets. Datareach has a range of products that are ideally suited to take advantage of the rapid global uptake of broadband, always-on fast Internet.

The effective date of acquisition was 1 January 2003 and settlement was completed on 30 June 2003. However, in accordance with applicable accounting standards, the financial results of the Datareach business for the six months ended 30 June 2003 have not been included in the financial report.

Datareach performed well in the six-month period, recording sales of $8,015,000, a gross margin of $3,748,000 and earnings before interest, tax and acquisition costs of $2,472,000.

During the year the consolidated entity raised $937,000 from the issue of shares for working capital and debt repayment purposes. On 17 July 2003 the consolidated entity announced a $10 million capital raising. This capital injection comprised an initial $224,000 placement to private investors and, subject to the approval of shareholders at a general meeting, a proposed $9.776 million placement to Neoside Pty Ltd, pursuant to a Subscription Agreement executed with that company by the consolidated entity.

Significant Changes in the State of Affairs

There were no other significant changes in the state of affairs of the consolidated entity that occurred during the financial year, not otherwise disclosed in this report or in the financial statements.

Significant Events after Year End

The directors are not aware of any other matter or circumstance since the end of the financial year, not otherwise dealt with in Note 32 of the financial statements or this report, that has significantly, or may significantly, affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

Likely Developments and Future Results

The directors forsee that the 2004 financial year will be a period during which the changes made in the 2003 financial year, in particular the acquisition of the Datareach business, will have their full impact. There are no other planned developments at the date of this report. The directors have excluded from this report any further information on the likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years, as the directors believe that it would be likely to result in unreasonable prejudice to one or more entities in the consolidated entity.

Share Options

Details of options granted to directors or relevant officers as part of their remuneration are set out in the section of this report headed Directors' and Officers' Remuneration. Details of shares issued during or since the end of the financial year, due to the exercise of an option, are set out in Note 18 to the financial statements and form a part of this report.

Directors' and Officers' Remuneration

Remuneration of directors and senior executives of the company is established by the Remuneration Committee. Remuneration is determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary and performance based incentive programs. Executives are also provided with longer term incentives through the employee share ownership and option schemes, which act to align the executives' actions with the interests of the shareholders. Non-executive directors are not entitled to participate in staff share and option ownership schemes.

The Board meets annually to review its own performance. The Chairman is responsible for evaluating the performance of the senior executives. These evaluations are based on specific criteria, including the company's performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

Details of the remuneration of each director and the most highly remunerated executive officers of the company and the consolidated entity for the financial year are as follows:

	Base Emolument $	Incentive $	Super-annuation $	Other $	Total $	Options Granted in 2003	Options Amortised Cost $
Directors							
H C Parker	45,000	-	4,050	-	49,050	-	21,581
R W Woss	20,000	-	1,800	-	21,800	-	-
R W Leighton	20,000	-	1,800	-	21,800	-	-
E M Barry	20,000	-	1,800	-	21,800	-	-
L A Coleman	55,247	-	2,630	15,767	73,643	-	-
Executive Officers							
R A Pullia	151,833	-	14,393	-	166,226	-	6,985
G G Newman	134,033	7,500	9,021	-	150,554	-	14,300

The company has adopted the fair value measurement provisions of ED 108 "Share-based Payment" prospectively for all options granted to directors and relevant executives in the current or prior financial year, which have not vested as at 1 July 2002. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. From 1 July 2002 options granted as part of director and executive emoluments have been valued using the Hull binomial option pricing method.

Tax Consolidation

Effective 1 July 2002, for the purposes of income taxation, Tennyson Networks Limited and its 100% owned Australian subsidiary have formed a tax consolidated group.

Indemnification of Directors and Officers

Insurance and indemnity arrangements established in the previous year concerning officers of the consolidated entity were renewed or continued during the year to 30 June 2003. Each director and officer of the consolidated entity is insured against all liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law. The company is prohibited under its contract of insurance from disclosing the premium paid for such cover.

This report is made in accordance with a resolution of the directors.
For and on behalf of the Board.



H C Parker
Chairman

Melbourne 30 September 2003

STATEMENT OF FINANCIAL PERFORMANCE
YEAR ENDED 30 June 2003

	Notes	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Sales Revenue	2	1,780,284	2,500,060	-	-
Cost of Sales		(990,528)	(1,264,427)	-	-
Gross Profit		789,756	1,235,633	-	-
Other Revenue from ordinary activities	2	23,280	328,693	9,363	84,808
Distribution Expenses		(21,023)	(20,561)	-	-
Sales, Marketing and Support Expenses		(1,020,188)	(1,301,088)	-	-
Occupancy Expenses		(135,688)	(165,072)	-	(10,527)
Administrative Expenses		(1,305,889)	(1,290,534)	(477,267)	(325,168)
Product Improvement Expenses		(924,748)	(1,028,719)	-	-
Borrowing Costs	3	(48,346)	(135,366)	(36,755)	(101,168)
Other Expenses from ordinary activities	3	(558,274)	(2,504,857)	(1,638,135)	(5,448,080)
Loss from Ordinary Activities Before Income Tax Expense	5	(3,201,120)	(4,881,871)	(2,142,794)	(5,800,135)
Income Tax Expense Relating to Ordinary Activities	5	-	-	-	-
Loss from Ordinary Activities After Income Tax Expense		(3,201,120)	(4,881,871)	(2,142,794)	(5,800,135)
Net Loss attributable to members of Tennyson Networks Ltd		(3,201,120)	(4,881,871)	(2,142,794)	(5,800,135)
Net exchange difference on translation of overseas controlled entity	19	(11,544)	-	-	-
Share Issue costs	17	(26,480)	(371,142)	(26,480)	(371,142)
Total revenues, expenses and valuation adjustments attributable to members of Tennyson Networks Ltd and recognised directly in equity		(38,024)	(371,142)	(26,480)	(371,142)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Tennyson Networks Ltd		(3,239,144)	(5,253,013)	(2,169,274)	(6,171,277)
Basic & diluted earnings per share - cents per share (loss)	4	(2.25)	(5.15)		

The accompanying notes form an integral part of this Statement of Financial Performance.

STATEMENT OF FINANCIAL POSITION

AT 30 June 2003

	Notes	Consolidated		Parent	
		2003	2002	2003	2002
		$	$	$	$
Current Assets					
Cash Assets	30	84,993	533,265	313	409,687
Receivables	6	329,094	1,015,244	-	9,590
Inventories	7	1,015,365	1,572,930	-	-
Other Current Assets	8	24,674	58,498	5,368	33,758
Total Current Assets		1,454,126	3,179,937	5,681	453,035
Non-Current Assets					
Receivables	9	-	-	495,490	124,864
Other Financial Assets	10	-	-	2	2
Property, Plant and Equipment	11	599,967	105,571	-	-
Other	12	-	-	-	-
Total Non-Current Assets		599,967	105,571	495,492	124,866
Total Assets		2,054,093	3,285,508	501,173	577,901
Current Liabilities					
Payables	13	1,115,793	1,144,451	400,566	165,760
Interest-Bearing Liabilities	14	972,097	-	915,740	-
Provisions	15	338,752	216,044	30,000	25,000
Total Current Liabilities		2,426,642	1,360,495	1,346,306	190,760
Non-Current Liabilities					
Provisions	16	31,737	27,155	-	-
Total Non-Current Liabilities		31,737	27,155	-	-
Total Liabilities		2,458,379	1,387,650	1,346,306	190,760
Net Assets/(Liabilities)		(404,286)	1,897,858	(845,133)	387,141
Equity					
Contributed Equity	17	36,437,639	35,527,119	36,437,639	35,527,119
Reserves	19	(1,544)	10,000	10,000	10,000
Accumulated Losses	20	(36,840,381)	(33,639,261)	(37,292,772)	(35,149,978)
Total Equity/(Deficit)		(404,286)	1,897,858	(845,133)	387,141

The accompanying notes form an integral part of this Statement of Financial Position.

STATEMENT OF CASH FLOWS
YEAR ENDED 30 June 2003

	Notes	Consolidated		Parent	
		2003 $	2002 $	2003 $	2002 $
Cash Flows from Operating Activities					
Receipts from Customers		2,308,560	1,976,862	-	-
Payments to Suppliers & Employees		(3,713,063)	(7,262,357)	(347,205)	(723,273)
Interest Received		7,854	64,673	6,815	63,706
Other Income		13,699	254,020	12,137	1,512
Interest Paid		(48,346)	(135,366)	(36,755)	(101,168)
Net Cash Flows used in Operating Activities	30b	(1,431,296)	(5,102,168)	(365,008)	(759,223)
Cash Flows from Investing Activities					
Payments for property, plant and equipment		(53,306)	(70,893)	-	(5,110)
Proceeds on disposal of equipment		1,727	10,000	-	10,000
Payment for Data Services business		(848,014)	-	-	-
Loans to controlled entities		-	-	(1,870,626)	(4,524,864)
Net Cash Flows used in Investing Activities		(899,593)	(60,893)	(1,870,626)	(4,519,974)
Cash Flows from Financing Activities					
Proceeds from Share Plan Participants		537,000	-	537,000	-
Proceeds from issue of shares		400,000	6,454,848	400,000	6,454,848
Payment of share issue expenses		(26,480)	(371,142)	(26,480)	(371,142)
Proceeds from borrowings		1,565,408	500,000	1,465,740	500,000
Repayment of borrowings		(593,311)	(1,000,000)	(550,000)	(1,000,000)
Repayment of Hire Purchase and Leases		-	(7,860)	-	-
Net Cash Flows used in Financing Activities		1,882,617	5,575,846	1,826,260	5,583,706
Net (Decrease)/Increase in cash held		(448,272)	412,785	(409,374)	304,509
Cash at beginning of Financial Year		533,265	120,480	409,687	105,178
Cash at end of Financial Year	30a	84,993	533,265	313	409,687

The accompanying notes form an integral part of this Statement of Cash Flows.

NOTES TO THE FINANCIAL STATEMENTS

1. Statement of Significant Accounting Policies

(a) Basis of Accounting

(i) Preparation
The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial statements have been prepared on the basis of historical costs and, except where stated, do not take into account changing money values or current valuations of non-current assets.

(ii) Going Concern
The financial report of the consolidated entity has been prepared on the going concern basis. The directors continue to monitor the ongoing funding requirements of the consolidated entity and the ability of the consolidated entity to continue as a going concern is dependent on the provision of short-term funding of up to $2 million and shareholder approval of the recapitalisation of the consolidated entity as described in Note 32, Subsequent Events.

(b) Changes in Accounting policies

The accounting policies adopted are consistent with those of the previous year except for the accounting policies with respect to employee benefits and provisions, contingent liabilities and contingent assets.

Employee Benefits
The consolidated entity has applied the revised AASB 1028 "Employee Benefits" for the first time from 1 July 2002.

The liability for wages and salaries and annual leave is now calculated using the remuneration rates the company expects to pay as at each reporting date, not wage and salary rates current at reporting date.

There was no material change to the consolidated financial report as at 1 July 2002 as a result of this change.

(c) Principles of Consolidation

The consolidated financial statements comprise the financial statements of the company, being the parent entity, and its controlled entities in accordance with Accounting Standard AASB 1024 (Consolidated Accounts). The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases.

Investments in controlled entities are carried in the financial statements of the company at the lower of cost and recoverable amount.

In preparing the financial statements all balances and transactions between entities included in the consolidated entity have been eliminated.

(d) Revenue Recognition

Revenue is recognised when goods have been dispatched to a customer pursuant to a sales order, and the associated risks have passed to the carrier or customer.

(e) Foreign Currency Translation

The financial statements of overseas controlled entities which are classified as self-sustaining are converted to Australian currency at balance date using the current rate method as set out in Accounting Standard AASB 1012 (Foreign Currency Translation). Any exchange gains/losses arising from the effect of currency fluctuations on these investments are taken directly to the exchange fluctuations reserve on consolidation.

(f) Taxes

General

The financial statements apply the principles of tax-effect accounting. The income tax expense in the Statement of Financial Performance represents the tax on the pre-tax accounting profit adjusted for income or expense never to be assessed or allowed for taxation purposes. The provision for deferred income tax liability and the future income tax benefit include the tax effect of differences between income and expense items recognised in different accounting periods for book and tax purposes, calculated at the tax rates expected to apply when the differences reverse. The future tax benefit relating to tax losses is not carried forward as an asset unless the realisation of such benefits can be regarded as being virtually certain.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an expense item.

Receivables and payables are stated with the amount of GST included.

Cash flows are included in the Statements of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(g) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is assigned on an average cost basis.

(h) Recoverable Amounts of Non-Current Assets

All non-current assets are reviewed at least annually to determine whether their carrying amounts require write-down to recoverable amounts. Recoverable amounts are determined by using cash flows that are not discounted to present values.

(i) Leased Assets

Assets acquired under finance leases are capitalised and amortised over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and, except as described below, rental payments are charged against profit from ordinary activities in the period in which they are incurred. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

(j) Property, Plant and Equipment

Property, plant and equipment are measured at cost.

Depreciation and Amortisation

Depreciation is provided for on a straight-line basis on all property, plant and equipment over a period of between 3 and 5 years. Leasehold improvements are amortised over the period of the lease term.

(k) Research and Development Costs

Research and development costs relating to the development of new products are deferred to future periods to the extent that future benefits are expected, beyond any reasonable doubt, to equal or exceed those costs and any future costs necessary to give rise to the benefits.

Such deferred costs are amortised over future accounting periods not exceeding 3 years in order to match the costs with related benefits on the basis of expected future sales. In the current financial year costs incurred in development work primarily relate to improvements made in the functionality and features of existing products. Accordingly those costs are expensed as incurred.

Research and development grants are brought to account when received.

(l) Employee Entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Wages, salaries and annual leave
Liabilities for employee entitlements such as wages, salaries and annual leave and any other current employee entitlements are calculated at nominal amounts to cover accumulated entitlements at balance date based on remuneration wage and salary rates that the company expects to pay including oncosts.

Liabilities for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for oncosts, and are based on the consolidated entity's experience with staff departures.

Long Service Leave

Liabilities relating to long service leave have been calculated to represent the present value of estimated future cash outflows discounted to balance date.

Liabilities which are not expected to be settled within twelve months are discounted using the rate attaching to those national government securities which closely match the terms of maturity of the related entitlement.

(m) Employee Share and Option Ownership Plans

Certain employees are entitled to participate in share and option ownership plans. The details of these plans are described in Note 23. No remuneration expense is recognised in respect of employee shares and options issued.

(n) Contributed Equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(o) Receivables

Trade receivables are initially recorded at the amount of the contracted sales proceeds.

Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered less than likely. Any provision established is based on a review of all outstanding amounts at balance date. A specific provision is maintained for identified doubtful debts, and a general provision is maintained in respect of receivables which are doubtful of recovery but which have not been specifically identified.

(p) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result form the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(q) Borrowing Costs

Borrowing costs are expensed as incurred except where they relate to the financing of projects under construction where they are capitalised up to the date of commissioning or sale.

(r) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis. Deferred cash settlements are recognised at the present value of the outstanding consideration payable on the acquisition of an asset discounted at prevailing commercial borrowing rates.

(s) Interest Bearing Liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

(t) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation. A provision for warranty is recognised for all products under warranty at the reporting date based on sales volume and past experience of the level of repairs and returns.

(u) Comparatives

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with changes in presentation in the current year.

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
2. Revenue from ordinary activities				
Included in the loss from ordinary activities for the year are the following items of operating revenue				
Revenue from Operating Activities				
Revenue from sale of products	1,780,284	2,500,060	-	-
Revenue from non-operating activities				
Interest – other persons /corporations	7,854	64,673	6,815	63,706
Proceeds on disposal of property, plant and equipment	1,727	10,000	-	10,000
Other revenue	13,699	254,020	2,548	11,102
	23,280	328,693	9,363	84,808
Total Revenues from ordinary activities	1,803,564	2,828,753	9,363	84,808

3. Expenses and losses/(gains)

Loss from ordinary activities before income tax for the year has been determined after charging the following specific items.

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Charges				
Borrowing Costs:				
Interest-other persons/corporations	34,081	29,747	27,390	-
Interest-directors & director-related entities	7,417	48,941	7,417	48,941
Charges-other persons/corporations	6,848	6,678	1,948	2,227
Charges- directors & director-related entities	-	50,000	-	50,000
Total Borrowing Costs	48,346	135,366	36,755	101,168

3. Expenses and losses/(gains) [continued]

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Other Expenses:				
Depreciation				
- Leasehold improvements	2,743	860	-	-
- Plant and equipment	71,927	78,743	-	2,600
Amortisation of leased assets	-	9,962	-	-
Net cost of assets sold	1,682	26,611	-	26,611
Management fees paid	-	186,459	-	186,459
Provision for employee entitlements	(20,996)	19,729	-	(11,180)
Decrement in value of inventories	334,697	-	-	-
Other operating expenses	193,221	251,083	138,135	243,590
R&D costs written off	-	2,045,584	-	-
Bad debts written off	-	177,783	-	-
Doubtful debts expense/(written back)	(25,000)	(291,957)	1,500,000	5,000,000
Total Other Expenses	558,274	2,504,857	1,638,135	5,448,080
Net (gain) / loss from disposal of property, plant and equipment	(45)	16,611	-	16,611

4. Earnings per Share

	Consolidated 2003	Consolidated 2002
Net loss used in the calculation of basic and diluted earnings per share ($)	3,201,120	4,881,871
Basic and Diluted Earnings Per Share		
- cents per share (loss)	(2.25)	(5.15)
Weighted average number of shares used in Basic Earnings Per Share	142,543,488	94,789,892

All potential ordinary shares, being options to acquire ordinary shares and conversion of notes into shares, are not considered dilutive as the exercise of the options or conversion of notes would not decrease the basic loss per share.

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
5. Income Tax				
Income Tax Expense				
Loss from Ordinary Activities	(3,201,120)	(4,881,871)	(2,142,794)	(5,800,135)
Prima facie income tax benefit thereon at 30%	(960,336)	(1,464,561)	(642,838)	(1,740,041)
Tax effect of permanent and other differences:				
Non deductible expenses	41,041	1,038	23,300	478
	(919,295)	(1,463,523)	(619,538)	(1,739,563)
Future income tax benefit not brought to account				
- Tax losses	906,447	946,067	158,674	250,045
- Timing differences	12,848	517,456	460,864	1,489,518
Total Tax Benefit	-	-	-	-

At 30 June 2003, Tennyson Networks Ltd had estimated carried forward tax losses of $5,041,973 (2002: $4,513,059). The benefit of these losses of $1,512,592 (2002: $1,353,918) has not been brought to account, as realisation is not virtually certain.

At 30 June 2003, Tennyson Networks Ltd and its controlled entities have estimated carried forward Australian income tax losses of $24,152,327 (2002: $21,130,838). The benefit of these losses of $7,245,698 (2002: $6,339,251) has not been brought to account, as realisation is not virtually certain.

These benefits will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realized;
(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(c) no changes in tax legislation adversely affect the consolidated entity realising the benefit.

Tax consolidation
Effective 1 July 2002, for the purposes of income taxation, Tennyson Networks Limited and its 100% owned subsidiaries have formed a consolidated group. The head entity of the tax consolidated group is Tennyson Networks Limited. The tax consolidated group has not yet evaluated any potential effect on the carried forward losses of entering into the new tax consolidation regime.

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$

6. Receivables (Current)

	2003 $	2002 $	2003 $	2002 $
Trade Debtors (a)	195,141	906,624	-	-
Less: Provision for doubtful debts	(75,000)	(100,000)	-	-
Net Trade Debtors	120,141	806,624	-	-
Other Debtors	208,953	208,620	-	9,590
Net Other Debtors	208,953	208,620	-	9,590
Total Current Receivables	329,094	1,015,244	-	9,590

(a) Amounts receivable in foreign currency disclosed in Note 31(c).

7. Inventories (Current)

	2003 $	2002 $	2003 $	2002 $
Components - at cost	845,897	585,650	-	-
Finished Goods - at cost	717,284	1,235,096	-	-
Less: Provision for diminution in value	(547,816)	(247,816)	-	-
Total Inventories at Lower of Cost and Net Realisable Value	1,015,365	1,572,930	-	-

8. Other Current Assets

	2003 $	2002 $	2003 $	2002 $
Prepayments	24,674	58,498	5,368	33,758

9. Receivables (Non-Current)

	2003 $	2002 $	2003 $	2002 $
Non-trade amounts owing by wholly owned controlled entities (a)	-	-	29,995,490	28,124,864
Less: Provision for diminution	-	-	(29,500,000)	(28,000,000)
Total Non-Current Receivables	-	-	495,490	124,864

(a) The recoverability of this amount is dependent upon the further development, sales and marketing of a controlled entity's telecommunications technology.

10. Other Financial Assets (Non-Current)

	2003 $	2002 $	2003 $	2002 $
Shares in controlled entities (refer Note 22)	-	-	2	2
Total Other Financial Assets	-	-	2	2

11. Property, Plant & Equipment

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Leasehold improvements				
Cost				
Opening Balance	31,751	23,441	-	-
Additions	-	8,310	-	-
Closing Balance	31,751	31,751	-	-
Accumulated Amortisation				
Opening Balance	(24,301)	(23,441)	-	-
Amortisation for the year	(2,743)	(860)	-	-
Closing Balance	(27,044)	(24,301)	-	-
Net Book Value	4,707	7,450	-	-
Plant and Equipment				
Cost				
Opening Balance	802,759	818,013	-	72,727
Additions	53,306	62,583	-	5,110
Disposals	(23,899)	(77,837)	-	(77,837)
Acquisitions	517,442	-	-	-
Closing Balance	1,349,608	802,759	-	-
Accumulated Depreciation				
Opening Balance	(704,638)	(677,122)	-	(48,627)
Depreciation for the year	(71,927)	(78,743)	-	(2,600)
Disposals	22,217	51,227	-	51,227
Closing Balance	(754,348)	(704,638)	-	-
Net Book Value	595,260	98,121	-	-
Plant and Equipment under lease				
Cost				
Opening Balance	127,092	127,092	-	-
Closing Balance	127,092	127,092	-	-
Accumulated Depreciation				
Opening Balance	(127,092)	(117,130)	-	-
Depreciation for the year	-	(9,962)	-	-
Closing Balance	(127,092)	(127,092)	-	-
Net Book Value	-	-	-	-
Total Property, Plant and Equipment	599,967	105,571	-	-

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $

12. Other Non-Current Assets

Deferred Research and Development Costs

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
- Deferred research and development costs - opening	14,453,847	14,453,847	-	-
- Deferred research and development costs incurred during the year	-	-	-	-
- Deferred research and development costs - closing	14,453,847	14,453,847	-	-
- Accumulated amortisation - opening	(14,453,847)	(12,408,263)	-	-
- Amortisation of R & D costs	-	-	-	-
- Deferred costs written off	-	(2,045,584)	-	-
- Accumulated amortisation - closing	(14,453,847)	(14,453,847)	-	-
Net Deferred Research & Development Costs	-	-	-	-

13. Payables (Current)

		Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Trade Creditors and Accruals - unsecured		592,186	768,046	180,629	31,906
Other Creditors		269,612	299,757	24,699	57,206
Amounts payable to directors and director-related entities	Refer Note 28	253,995	76,648	195,238	76,648
Total Current Payables		1,115,793	1,144,451	400,566	165,760

14. Interest-Bearing Liabilities (Current)

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Secured				
Line of Credit (a)	56,357	-	-	-
Unsecured				
Loans from directors and director-related entities (b)	915,740	-	915,740	-
Total Interest Bearing Liabilities	972,097	-	915,740	-

14. Interest-Bearing Liabilities (Current) [continued]

(a) This facility is secured by a registered debenture over the all of the Company's assets and was fully drawn at balance date.

(b) During the year Messrs E M Barry, R W Leighton, H C Parker and R W Woss advanced unsecured loans to the Company. At balance date an aggregate amount of $915,740 remains outstanding - refer Note 28.

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
15. Provisions (Current)				
Auditors' Fees	30,000	25,000	30,000	25,000
Employee Entitlements	258,752	141,044	-	-
Product Warranties	50,000	50,000	-	-
Total Current Provisions	338,752	216,044	30,000	25,000
16. Provisions (Non-Current)				
Employee Entitlements	31,737	27,155	-	-
Total Non Current Provisions	31,737	27,155	-	-
17. Contributed Equity				
Ordinary Shares	36,437,639	35,527,119	36,437,639	35,527,119

	No. of Ordinary Shares	
	2003	2002
Movement in issued shares for the year:		
Opening number of shares	130,733,625	44,245,192
Issued during the year (a)	31,233,333	58,760,135
Options converted during the year (b)	-	1,100,000
Convertible notes converted during the year (c)	-	26,628,298
Closing Number of Shares	161,966,958	130,733,625

During the year transaction costs arising from contributed equity was $26,480 (2002: $371,142).

17. Contributed Equity [continued]

	No. of Ordinary Shares 2003	2002
(a) Issued during the year:		
On 6 December 2002, issue of 4,166,668 fully paid ordinary shares at an issue price of $0.03 per share	4,166,668	-
On 17 January 2003, issue of 13,733,332 fully paid ordinary shares at an issue price of $0.03 per share	13,733,332	-
On 1 April 2003, issue of 13,333,333 fully paid ordinary shares at an issue price of $0.03 per share	13,333,333	-
On 16 August 2001, issue of 42,396,500 fully paid ordinary shares at an issue price of $0.11 per share	-	42,396,500
On 22 November 2001, issue of 908,967 fully paid ordinary shares at an issue price of $0.11 per share	-	908,967
On 15 January 2002, issue of 454,668 fully paid ordinary shares at an issue price of $0.11 per share	-	454,668
On 30 May 2002, issue of 15,000,000 fully paid ordinary shares at an issue price of $0.04 per share	-	15,000,000
	31,233,333	58,760,135

	2003	2002
(b) Options converted during the year:		
Conversion of options exercisable at $0.0375 on or before 15 June 2002	-	1,100,000
	-	1,100,000

	2003	2002
(c) Convertible Notes converted during the year:		
Conversion of convertible notes at $0.0428	-	7,703,081
Conversion of convertible notes at $0.0354	-	18,925,217
	-	26,628,298

(d) Terms and Conditions of Contributed Equity:

Ordinary shares have the right to receive dividends as declared, and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

18. Other Equity Instruments

	Number of Options 2003	2002
Options to acquire shares in Tennyson Networks Ltd		
a) Employee Share Option Plan		
On issue at beginning of year		
Exercisable at $0.60 on or before 16 December 2001	-	259,750
Exercisable at $1.00 on or before 30 June 2004	40,000	185,000
Exercisable at $1.05 on or before 30 June 2004	5,000	5,000
Exercisable at $0.70 on or before 1 November 2004	60,000	259,000
Exercisable at $0.04 on or before 27 November 2005	1,260,000	-
Exercisable at $0.05 on or before 19 March 2006	500,000	-
	1,865,000	708,750
Issued during the year		
Exercisable at $0.04 on or before 27 November 2005	-	1,460,000
Exercisable at $0.05 on or before 19 March 2006	-	500,000
Exercisable at $1.00 on or before 30 June 2006		
	-	1,960,000
Cancelled during the year		
Exercisable at $0.60 on or before 16 December 2001	-	(259,750)
Exercisable at $1.00 on or before 30 June 2004	-	(145,000)
Exercisable at $0.70 on or before 1 November 2004	(15,000)	(199,000)
Exercisable at $0.04 on or before 27 November 2005	(110,000)	(200,000)
	(125,000)	(803,750)
Outstanding at Balance Date	1,740,000	1,865,000
Cancelled subsequent to balance date		
Exercisable at $1.00 on or before 30 June 2004	(10,000)	-
Exercisable at $0.04 on or before 27 November 2005	(50,000)	-
	(60,000)	-
Outstanding at Date of Directors' Report	1,680,000	1,865,000

18. Other Equity Instruments [continued]

b) Other Options	Number of Options 2003	2002
On issue at beginning of year		
Exercisable at $0.11 on or before 15 June 2002	-	1,100,000
Exercisable at $0.11 on or before 31 December 2003	4,700,000	-
	4,700,000	1,100,000
Issued during the year		
Exercisable at $0.11 on or before 31 December 2003	-	4,700,000
Exercisable at $0.10 on or before 12 July 2003 (a)	7,500,000	-
Exercisable at $0.10 on or before 12 July 2004 (b)	10,000,000	-
	17,500,000	4,700,000
Exercised during the year		
Exercisable at $0.11 on or before 15 June 2002	-	(1,100,000)
	-	(1,100,000)
Cancelled during the year		
Exercisable at $0.11 on or before 31 December 2003	(2,700,000)	-
	(2,700,000)	-
Outstanding at Balance Date	19,500,000	4,700,000
Issued subsequent to balance date		
Exercisable at $0.10 on or before 12 July 2003 (a)	-	7,500,000
Exercisable at $0.10 on or before 12 July 2004 (b)	-	10,000,000
	-	17,500,000
Cancelled subsequent to balance date		
Exercisable at $0.10 on or before 12 July 2003 (a)	(7,500,000)	-
	(7,500,000)	-
Outstanding at Date of Directors' Report	12,000,000	22,200,000

Key Terms and conditions of other options:

(a) An issue of 7,500,000 options, at nil consideration, expiring on 12 July 2003 at an exercise price of $0.10 to the placement investors to whom shares were issued on 30 May 2002.

(b) An issue of 10,000,000 options, at nil consideration, expiring on 12 July 2004 at an exercise price of $0.10, to the holders of secured convertible notes that were issued on 15 July 2002.

19. Reserves

		Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
		$	$	$	$
Capital	(a)	10,000	10,000	10,000	10,000
Foreign Currency Translation	(b)	(11,544)	-	-	-
		(1,544)	10,000	10,000	10,000

Movements in Reserves

(a) Capital

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
Balance at end of year	10,000	10,000	10,000	10,000

(b) Foreign Currency Translation

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
Balance at beginning of year	-	-	-	-
Exchange fluctuation on translation of overseas controlled entity	(11,544)	-	-	-
Balance at end of year	(11,544)	-	-	-

20. Accumulated Losses

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
Accumulated Losses at the Beginning of the Financial Year	(33,639,261)	(28,757,390)	(35,149,978)	(29,349,843)
Loss from Ordinary Activities after related income tax expense	(3,201,120)	(4,881,871)	(2,142,794)	(5,800,135)
Accumulated Losses at the End of the Financial Year	(36,840,381)	(33,639,261)	(37,292,772)	(35,149,978)

21. Expenditure Commitments

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Operating leases (non - cancellable)				
Not later than one year	69,650	-	-	-
Later than one year but not later than five years	139,300	-	-	-
Later than five years	-	-	-	-
Total Operating Lease Commitments	208,950	-	-	-

Operating Lease commitments relates to lease of a building.

22. Investment in Controlled Entities

The consolidated financial statements at 30 June 2003 include the following controlled entities. The financial years of all controlled entities are the same as that of the parent entity.

	Cost of Parent Entity's Interest		Equity Holding	
	2003	2002	2003	2002
	$	$	%	%
Controlled Entities				
Tennyson Technologies Pty Ltd	2	2	100	100
Datareach Limited (a)	1	-	100	-
Tennyson Networks Limited (b)	-	3	-	100
	3	5		

(a) Tiari Holdings Limited, a New Zealand non-operating company, was acquired by Tennyson Technologies Pty Ltd on 5 February 2003. It was renamed Datareach Limited on 9 April 2003 and acquired certain assets and liabilities of the Data Services business of Ericsson Communications Limited on 30 June 2003.

(b) Tennyson Networks Limited was the company's operating subsidiary based and incorporated in the United Kingdom. This entity was liquidated during the year.

Tennyson Technologies Pty Ltd is directly controlled by Tennyson Networks Ltd. and is incorporated in Australia.

23. Employee Entitlements and Superannuation Commitments

The consolidated entity employed 45 employees as at 30 June 2003 (2002: 28 employees).

a) Employee Entitlements

The aggregate employee entitlement liability at balance date comprises:

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
- Accrued wages, salaries and oncosts	89,480	63,416	-	-
- Provisions (Current)	258,752	141,044	-	-
- Provisions (Non-Current)	31,737	27,155	-	-
	379,969	231,615	-	-

b) Employee Share and Option ownership schemes

On 31 August 2000 the Company established an Employee Share Option Plan to assist in the attraction, retention and motivation of key employees.

The total number of options that can be issued under the plan, when combined with all other shares issued by the company pursuant to this or any other employee share scheme in the previous 5 years, may not exceed 15% of the issued share capital of the company at the time that the options are issued.

The options, which are not listed, are issued free to employees and entitle the holder to subscribe for one fully paid ordinary share in the Company. Shares issued pursuant to the exercise of options will rank equally with all other ordinary shares of the Company. Options issued under the Plan are not transferable.

Directors have discretion under the plan to determine the exercise price of each option. The exercise price however may not be less than 80% of the average closing sale price of the Company's ordinary shares over the five days preceding the day on which the options are offered to employees.

The options issued under the Plan are subject to various escrow conditions over a period of three years. Any options not exercised within a period of 4 years from their date of issue will lapse. Options will also lapse upon the resignation or termination of a holder's employment - refer note 18.

c) Superannuation Commitments

The Company and its controlled entities contributed 9% of salaries to employees' personal superannuation plans. The companies do not maintain a superannuation scheme on behalf of their employees. There was $36,025 in outstanding liabilities for superannuation commitments at 30 June 2003.

24. Remuneration of Directors

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
Amounts paid or payable or otherwise made available to directors of the company from the company or any related party	209,674	516,503	209,674	516,503

The number of directors of the company whose income from the company or any related party falls within the following bands	No.	No.
$10,000 - $19,999	-	2
$20,000 - $29,999	3	-
$40,000 - $49,999	-	2
$70,000 - $79,999	2	-
$180,000- $189,999	-	1
$200,000 - $209,999	-	1

25. Remuneration of Executives

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
Amounts received or due and receivable from the company, entities in the consolidated entity or related parties by executive officers of the company and of controlled entities whose total remuneration exceeds $100,000 (a)	338,065	394,957	173,211	204,279

The number of executives of the consolidated entity and the company whose remuneration falls within the following bands: (b)	No.	No.	No.	No.
$160,000 - $169,999	1	-	-	-
$170,000 - $179,999	1	-	1	1
$190,000 - $199,999	-	1	-	-
$200,000 - $209,999	-	1	-	1

(a) Executive officers are those officers involved in the strategic direction and general management of the business at a company or operating level.

(b) Includes executive director of the company also disclosed within "Remuneration of Directors".

26. Auditors' Remuneration

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
(a) Amounts received or due and receivable by the Auditors for:				
Audit and review of financial reports	30,000	25,000	30,000	25,000
(b) Amounts received or due and receivable by Other Auditors - Arthur Andersen for:				
Audit and review of financial reports	-	18,150	-	18,150
Total Auditors' Remuneration	30,000	43,150	30,000	43,150

27. Segment Information

Business Segment

The consolidated entity operates within one business segment, being the telecommunications industry. As a result, disclosures in the consolidated financial statements and notes are representative of this segment.

Geographic Segment

	Consolidated	
	2003	2002
	$	$
Operating Revenue		
- Australia/New Zealand	1,803,564	2,828,753
Segment Result		
- Australia/New Zealand	(3,201,120)	(4,881,871)
Segment Assets		
- Australia/New Zealand	2,054,093	3,285,508

28. Related Party Disclosures

a) Directors:

The persons who held office as a director of Tennyson Networks Limited during the year ended 30 June 2003:

H C Parker
R W Leighton
E M Barry
R W Woss
L A Coleman (resigned 23 September 2002)

Information on the remuneration of directors is set out in Note 24.

b) Directors' holdings of shares and share options

As at 30 June 2003 directors of Tennyson Networks Limited held in aggregate 43,542,991 ordinary shares of Tennyson Networks Limited, and 2,000,000 options over 2,000,000 ordinary shares of Tennyson Networks Limited.

c) Directors' transactions in shares and share options

During the year directors of Tennyson Networks Limited acquired in aggregate 1,000,002 ordinary shares in the Company.

d) Wholly-owned group transactions

During the year, the Company advanced $1,870,626 (2002: $4,524,864) to Tennyson Technologies Pty Ltd, a controlled entity, to fund that company's telecommunications operations. The Company has not charged Tennyson Technologies Pty Ltd interest on the loan of $29,995,490 owing at 30 June 2003.

e) Transactions with directors and director-related entities

Loans from directors

During the year directors advanced $1,065,740 to Tennyson Networks Limited as unsecured loans. At balance date $915,740 remains outstanding.

Interest paid or payable to directors and director-related entities during the year amounted to $7,417 (2002: $48,941).

Other transactions - In the normal course of business and on an arm's length basis

Purchases of goods and services totalling $107,014 (2002: $137,715) were made from a director-related entity of EM Barry.

Provision of accounting, consulting and secretarial services by a director-related entity of RW Woss totalled $79,867 (2002: nil).

Amounts payable

At balance date the total amount payable to directors and director-related entities in relation to outstanding directors' remuneration, interest payable, subscription fees and the purchase of goods and services was $253,995 (2002: $76,648).

28. Related Party Disclosures [continued]

f) Ultimate Parent

Tennyson Networks Limited is the ultimate Australian parent company.

29. Contingent Liability

In the year a former executive served the company with a claim for alleged breach of contract. The company disputes this claim and will pursue a counter claim against the executive for breach of contract of employment and fiduciary duties.

30. Notes to Statement of Cash Flows

a) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks and deposits at call. Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
Cash at Bank and on Hand	84,993	383,888	313	260,310
Deposits at call	-	149,377	-	149,377
	84,993	533,265	313	409,687

b) Reconciliation of loss from operating activities after tax to cash used in operating activities

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Loss from Ordinary Activities After Related Income Tax Expense	(3,201,120)	(4,881,871)	(2,142,794)	(5,800,135)
Adjustments for non-cash income and expense items:				
Depreciation and amortisation	74,670	89,565	-	2,600
Net loss (profit) on disposal of property, plant and equipment	(45)	16,611	-	16,611
Bad debts written off	-	177,783	-	-
Net research and development costs written off	-	2,045,584	-	-
Amounts set aside to provisions/ (written back):				
stock variation	300,000	29,090	-	-
audit fees	5,000	25,000	5,000	25,000
doubtful debts	(25,000)	(291,957)	1,500,000	5,000,000
Changes in operating assets and liabilities				
(Increase) decrease in receivables	821,561	(761,744)	4,220	25,675
(Increase) decrease in other current assets	33,824	(58,498)	33,760	(33,760)
(Increase) decrease in inventory	758,211	(447,601)	-	-
(Decrease) increase in payables	(177,401)	(1,048,859)	234,806	30,966
Increase (Decrease) in provision for employee entitlements	(20,996)	19,729	-	(11,180)
(Decrease) in other provisions	-	(15,000)	-	(15,000)
Net cash used in operating activities	(1,431,296)	(5,102,168)	(365,008)	(759,223)

30. Notes to Statement of Cash Flows [continued]

(c) Acquisition of Business/Controlled Entity

On 30 June 2003, Datareach Limited acquired the net assets of the Data Services business operation from Ericsson Communications Limited based in New Zealand.

	$
Consideration Paid	
Cash Paid	848,014
Cash Deferred	123,553
	971,567
Net Assets acquired:	
Other Debtors	121,953
Inventories	805,589
Property, Plant and Equipment	832,614
Patent	1
	1,760,157
Trade Creditors and Accruals	(25,190)
Employee Entitlements	(143,286)
Sub-Total Net Assets (gross)	1,591,681
Discount on Acquisition	(620,114)
Fair Value of Net Assets acquired	971,567

31. Financial Instruments

a) Interest Rate Risk Exposure

The following table summarises interest rate risk for the consolidated entity, together with effective interest rates at balance date.

	Floating Interest Rate (i)	Fixed interest rate maturing in		Non-interest	Total	Average interest rate	
		1 year or less	Over 1 to 5 years			Fixed	Floating
	$	$	$	$	$	%	%
2003							
Financial assets							
Cash	84,993	-	-	-	84,993	-	2.0%
Trade Debtors	-	-	-	120,141	120,141	-	-
Other debtors	-	-	-	208,953	208,953	--	
Prepayments	-	-	-	24,674	24,674	-	-
	84,993	-	-	353,768	438,761		
Financial liabilities							
Trade Creditors	-	-	-	592,186	592,186	-	-
Other Creditors	-	-	-	269,612	269,612	-	-
Amounts payable to directors and director-related entities	-	-	-	253,995	253,995	-	-
Line of Credit	56,357	-	-	-	56,357	-	10.1%
Loans from directors		915,740	-	-	915,740	11.0%	
	56,357	915,740	-	1,115,793	2,087,890		

(i) Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.

2002	Floating Interest Rate (i)	1 year or less	Over 1 to 5 years	Non-interest	Total	Fixed	Floating
Financial assets							
Cash	259,471	-	-	124,417	383,888	-	2.50%
Deposits	149,377	-	-	-	149,377	-	4.36%
Trade Debtors	-	-	-	806,624	806,624	-	-
Other Debtors	-	-	-	208,620	208,620	-	-
Prepayments	-	-	-	58,498	58,498	-	-
	408,848	-	-	1,198,159	1,607,007		
Financial liabilities							
Trade Creditors	-	-	-	768,046	768,046	-	-
Other Creditors	-	-	-	299,757	299,757	-	-
Amounts payable to directors and director-related entities	-	-	-	76,648	76,648	-	-
	-	-	-	1,144,451	1,144,451		

31. Financial Instruments [continued]

b) Net fair value of financial assets and liabilities

The carrying amount of trade receivables and trade creditors approximates fair value. The carrying amount of payables approximates fair value because of their short-term to maturity.

c) Amounts receivable in foreign currencies

At year end, a total of GBP 1,722.60 (2002: GBP 5,443) was owed by trade debtors to the consolidated entity. The Australian dollar equivalent was $4,674.64. No hedging is in place for this foreign currency receivable.

d) Credit Risk Exposure

The consolidated entity's exposure to credit risk is indicated by the carrying amount of its financial assets. The major geographic concentration of credit risk arises from Australia.

32. Subsequent Events

On 17 July 2003 the Company announced a $10 million capital raising comprising an issue of 8,960,000 shares to private investors at an issue price of 2.5 cents per share, raising $224,000. In addition, the Company entered into a Subscription Agreement with Neoside Pty Ltd. Neoside has agreed to subscribe for 391,040,000 ordinary shares in the Company at 2.5 cents per share, subject to the approval of shareholders at a general meeting.

On 8 August 2003 the Company entered into a Facility Agreement with Neoside and may borrow up to $2 million in total from Neoside up to the date of the general meeting. The proceeds of the proposed share issue to Neoside will be used to retire the amount outstanding under this Facility Agreement, including accrued interest.

On 14 August 2003 the Company entered into a loan agreement with a private lender under which the lender agreed to loan the Company up to a maximum of $250,000 for the purposes of working capital. Under this loan agreement the Company is required to issue to the lender 8,333,333 unlisted options in the Company exercisable at 3 cents per option with an expiry date being 12 months after the date the options are issued and is required to seek shareholder approval for the issue of those options.

DIRECTORS' DECLARATION

In the opinion of the directors of Tennyson Networks Limited:

(a) the financial statements and notes of the company and the consolidated entity are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position of the company and consolidated entity as at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable (refer Note 1(a)(ii)).

Signed in accordance with a resolution of the directors.



H C Parker
Chairman

Melbourne
30 September 2003



120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Tennyson Networks Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Tennyson Networks Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.



Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion
In our opinion, the financial report of Tennyson Networks Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Tennyson Networks Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Inherent uncertainty regarding continuation as a going concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. The ability of the consolidated entity to continue as a going concern, and therefore its ability to pay its debts as and when they fall due and realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report, is dependent on the success of the proposed capital raising described in notes 1a and 32 to the financial statements.

Consequently, there is a significant uncertainty whether the consolidated entity will continue as a going concern, and the financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts, or to the amounts and classification of liabilities that might be necessary should the entity not continue as a going concern.

Ernst & Young

Denis Thorn
Partner
Melbourne
30 September 2003

SUPPLEMENTARY FINANCIAL INFORMATION (unaudited)

TRADING PERFORMANCE OF DATAREACH BUSINESS
for the six month period 1 January to 30 June 2003

During the financial year ended 30 June 2003 the consolidated entity entered into an agreement for the sale and purchase of the Data Services business of Ericsson New Zealand. This business, subsequently renamed Datareach, designs, markets and supports a range of high-speed broadband internet products for international markets.

The effective date of acquisition was 1 January 2003 and the acquisition was completed on 30 June 2003. Under Accounting Standard AASB 1024 (Consolidated Accounts) the financial results of acquired businesses and controlled entities are only included in the consolidated financial statements from the date control commences. As control of the Datareach business passed to the consolidated entity on the 30 June 2003, its financial performance for the six months ended 30 June 2003 has not been included in the consolidated financial statements.

Accordingly, set out below is the Trading Performance of the Datareach business, adjusted for associated acquisition costs not recognised in the consolidated financial statements.

	NZ$000's	A$000's
Sales Revenue	8,808	8,015
Less: Cost of Goods sold	4,689	4,267
Gross Margin	4,119	3,748
Operational Overhead	1,402	1,276
Earnings Before Interest, Tax and Acquisition Costs	**2,717**	**2,472**
<u>Acquisition Costs</u>		
Management fees and earn-out	1,502	1,367
Purchase price adjustment	550	501
	2,052	1,868
Interest Expense	91	83
Earnings Before tax	**574**	**521**

STOCK EXCHANGE INFORMATION

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows:

The information is based on information up to 19 September 2003.

Substantial Shareholders

The following information is extracted from the Company's Register of Substantial Shareholders.

Name	No. of Ordinary Shares	No. of Options over Shares
Uuro Pty Ltd	17,449,857	-
Mr Ross W Leighton	13,799,571	-

Distribution of Shares

i) The number and distribution of Shareholders at 19 September 2003 was as follows:

Size of Holding	Number of Shareholders
1 - 1,000	178
1,001 - 5,000	351
5,001 - 10,000	296
10,001 - 100,000	686
100,001 and over	274
Total number of holders	1,785
Less than a marketable parcel	902

ii) The number and distribution of Optionholders at 19 September 2003 was as follows:

Size of Holding		1 to 1,000	1,001 to 5,000	5,001 to 10,000	10,001 to 100,000	100,001 and over	Total
Expiry Date	Exercise Price						
31 December 2003	$0.11	-	-	-	-	1	1
30 June 2004	$1.00	-	2	2	-	-	4
30 June 2004	$1.05	-	1	-	-	-	1
12 July 2004	$0.10	-	-	-	-	2	2
1 November 2004	$1.00	-	-	-	3	-	3
27 November 2005	$0.04	-	-	-	10	3	13
19 March 2006	$0.05	-	-	-	-	1	1

Twenty Largest Shareholders

The 20 largest shareholders, who between them hold 39.73% of the issued capital of the Company at 19 September 2003, are listed as follows:

Name	No. of Shares	% Held
Uuro Pty Ltd	17,449,857	10.21
Mr Ross William Leighton	13,799,571	8.07
Cutmere Pty Ltd (222 A/c)	4,729,647	2.77
Jaytide Pty Ltd	4,712,121	2.76
Intergen Pty Ltd	2,744,911	1.61
Paradyn Holdings Pty Ltd	2,520,672	1.47
Classic Roofing Pty Ltd	2,280,000	1.33
Jagen Pty Ltd	2,048,182	1.20
Mr Murray Richard Doyle	2,000,000	1.17
Sunnyview Achievements Pty Ltd	2,000,000	1.17
Barry Family Investments Pty Ltd	1,984,848	1.16
Nefco Nominees Pty Ltd	1,800,000	1.05
Elltom Pty Ltd	1,666,667	0.98
The House of Dare Pty Ltd	1,450,000	0.85
Mr Gervasio Da Pra and Mrs Elsa Da Pra	1,259,453	0.74
Mr Kerry Raymond Wark and Mrs Susanne Mary Wark	1,180,423	0.69
Abercrombie Investments Pty Ltd	1,173,500	0.69
Oxley Sports Drome Corporation Pty Ltd	1,075,758	0.63
Intercorp Pty Ltd	1,006,000	0.59
Bellmar Holdings Pty Ltd	1,000,000	0.59

Voting Rights

All ordinary shares are entitled to one vote per share in accordance with the Company's Memorandum and Articles of Association.



September 30, 2003

By Facsimile
0015 1 202 942 9624
49 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to **ASX re: Notice of General Meeting**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484


TENNYSON
NETWORKS LIMITED

ACN 009 805 298

NOTICE OF GENERAL MEETING

A General Meeting of the Shareholders of Tennyson Networks Ltd will be held at 14 Business Park Drive, Notting Hill, Victoria at 11.00am, on Friday 31 October 2003.

Also enclosed is an Explanatory Memorandum which has been prepared to assist Shareholders in determining whether or not to vote in favour of the resolutions set out in the Notice of Meeting and is intended to be read in conjunction with the Notice of Meeting.

1 CONTENTS

2 CORPORATE DIRECTORY

Directors
Mr Harvey Parker (Chairman)
Mr Ross Leighton
Mr Ed Barry
Mr Geoffrey Rubython
Mr John Fletcher

Registered Office
14 Business Park Drive,
NOTTING HILL,
VICTORIA, AUSTRALIA, 3168
Telephone: +613 8558 0400
Facsimile: +613 8558 0484

Company Secretary
Mr Rick Pullia (Acting CEO, CFO)

Share Registry
Computershare Investor Services Pty Limited, Level 2, Reserve Bank Building, 45 St George's Terrace, Perth, Australia, 6000

3 ACTION REQUIRED BY SHAREHOLDERS

Step 1 : Read the Notice of Meeting, the Explanatory Memorandum and the Independent Expert's Report. The Explanatory Memorandum and Independent Expert's Report set out details of the resolutions including the proposal for Neoside Pty Ltd to become a major Shareholder in the Company. This information is important.

Step 2 : Vote on the resolutions: Your vote is important. You may cast your vote by:
- Attending and voting at the meeting to be held at 14 Business Park Drive, Notting Hill, Victoria on Friday 31 October 2003 commencing at 11.00am; or
- Completing and returning the enclosed proxy form so as to be received by the Company by 11.00am on 29 October 2003.



26 September 2003

Dear Shareholder

Accompanying this letter are documents regarding a general meeting of shareholders to be held on 31 October 2003. Tennyson is seeking approval from its shareholders for the issue of 391,040,000 shares to Neoside Pty Ltd (ACN 007 442 579) (Neoside), raising $9,776,000.

The funds to be raised under the proposed placement to Neoside are necessary for the following working capital requirements:

- to fund the data services business of Datareach Limited operating in New Zealand, following its acquisition by Tennyson on 30 June 2003;
- to fund the SOX business of Tennyson Technologies Pty Ltd, including a new strategy to upgrade core technology, expand the SOX product range and implement marketing and sales initiatives to expand distribution in the Australian and overseas markets;
- to fund expected requirements for new staff, new stock and new equipment in the SOX business; and
- to fund the head office management and co-ordination costs arising from Tennyson's expanded activities.

To meet the Company's interim working capital requirements Tennyson has borrowed, at the date of this letter, a total of $45,000 from Neoside under a loan facility agreement entered into on 8 August 2003 and may borrow up to $2 million in total from Neoside up to the date of the general meeting. The proceeds of the proposed share issue to Neoside will be used to retire the amount outstanding under this facility agreement, including accrued interest. This interim loan is repayable within 90 business days if shareholder approval is not obtained and the share issue does not proceed.

The funds to be raised under the placement to Neoside are critical to the ongoing operations of Tennyson's business. Without these funds, Tennyson would require urgent funding from an alternative source. Should alternative funding not be immediately available, the directors of Tennyson would need to consider whether Tennyson should be placed into voluntary administration.

As Geoffrey Rubython and John Fletcher are directors of Neoside and are therefore directly associated with the proposal, they do not consider it appropriate to provide a recommendation to shareholders with respect to resolution 1. The other members of your board consider that they are sufficiently independent to make a recommendation to shareholders and are unanimously of the view that the placement to Neoside is in the best interests of the Company and recommend that you vote in favour of resolution 1. Full details of the directors' recommendations and their reasons are outlined in section 2.3 of the Explanatory Memorandum.

PricewaterhouseCoopers Securities Limited has completed an Independent Expert's Report for shareholders, as set out in Schedule 1 to the Explanatory Memorandum, and concluded that the proposed placement of shares to Neoside is fair and reasonable to non-associated shareholders.

Separate to the above proposal, Tennyson is also seeking approval for:

- the ratification of the issue of 8,960,000 ordinary shares to investors that occurred on 17 July 2003 and raised $224,000 for ongoing working capital needs;
- the ratification of the issue of 13,333,333 ordinary shares to investors that occurred on 1 April 2003 and raised $400,000 to repay outstanding convertible notes;
- the change in company name to FUSIA Limited; and
- the issue to Vagg Investment Management Services Pty Ltd (ACN 002 184 278) (**Vagg Investment**) of 8,333,333 Options in the Company with an exercise price of $0.03 per Option, and the issue of ordinary shares on the exercise of those Options.



Tennyson is in the process of undergoing significant change, both in its proposed ownership structure and the scope of its product offerings. It has acquired additional technology and products through the Datareach acquisition and has plans to further develop the SOX product range. As a result, the directors consider it appropriate to adopt FUSIA Limited as its new name in order to reflect the Company's new profile and potential.

On 14 August 2003 the Company entered into a loan agreement with Vagg Investment under which Vagg Investment agreed to loan the Company up to a maximum of $250,000 for the purposes of working capital. Under this loan agreement the Company is required to issue to Vagg Investment 8,333,333 unlisted Options in the Company exercisable at $0.03 per Option with an expiry date being 12 months after the date the Options are issued and is required to seek shareholder approval for the issue of those Options.

Your board recommends that shareholders ratify the previous issues of shares, approve the change of the company's name to FUSIA Limited and approve the issue of Options by voting in favour of resolutions 2, 3, 4 and 5.

To understand the full details of the resolutions, we encourage you to read the attached documentation with care and attend the General Meeting to be held at 14 Business Park Drive, Notting Hill, Victoria at 11.00am on Friday 31 October 2003.

Yours faithfully,

Harvey Parker
Chairman



ACN 009 805 298

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of the Shareholders of Tennyson Networks Limited (Company) will be held at 14 Business Park Drive, Notting Hill, Victoria at 11.00am, on Friday 31 October 2003.

SPECIAL BUSINESS

Resolution 1: Approval of Placement of Shares to Neoside Pty Ltd
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"THAT the issue and allotment of 391,040,000 ordinary shares in the capital of the Company to Neoside Pty Ltd (ACN 007 442 579) for a consideration of $9,776,000 (representing 2.5 cents per share), be and is hereby approved for all purposes including:

(a) item 7 of section 611 of the Corporations Act;
(b) rule 10.11 of the Listing Rules; and
(c) Chapter 2E of the Corporations Act."

Voting exclusion statement
In relation to resolution 1, pursuant to Listing Rule 10.13.6 and sections 224 and 611 item 7 of the Corporations Act, the Company will disregard any votes cast by or on behalf of Neoside Pty Ltd (ACN 007 442 579) and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, and their associates. The Company, however, need not disregard a vote cast by any person other than Neoside Pty Ltd and its associates if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions in the proxy form; or*
- *it is cast by the chairperson of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

Resolution 2: Ratification of Previous Placement of Shares
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"THAT the previous issue and allotment of 8,960,000 ordinary shares in the capital of the Company for a consideration of $224,000 (representing 2.5 cents per share) paid in cash on 17 July 2003, be and is hereby ratified for the purposes of Listing Rule 7.4."

Voting exclusion statement
In relation to resolution 2, pursuant to Listing Rule 7.5.6, the Company will disregard any votes cast by or on behalf of the investors listed in section 4.2 of the Explanatory Memorandum and their associates. The Company, however, need not disregard a vote if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions in the proxy form; or*
- *it is cast by the chairperson of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

Resolution 3: Ratification of Previous Placement of Shares
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"THAT the previous issue and allotment of 13,333,333 ordinary shares in the capital of the Company for a consideration of $400,000 (representing 3 cents per share) paid in cash on 1 April 2003, be and is hereby ratified for the purposes of Listing Rule 7.4."

Voting exclusion statement
In relation to resolution 3, pursuant to Listing Rule 7.5.6, the Company will disregard any votes cast by or on



behalf of the investors listed in section 4.3 of the Explanatory Memorandum and their associates. The Company, however, need not disregard a vote if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions in the proxy form; or*
- *it is cast by the chairperson of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

Resolution 4: Change of Company Name

To consider and, if thought fit, to pass the following resolution as a special resolution:

"THAT, subject to and conditional on resolution 1 being passed, for the purposes of the section 157(1) of the Corporations Act, approval is given to change the name of the Company from Tennyson Networks Limited to FUSIA Limited."

Resolution 5: Issue of Options

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That for the purposes of Listing Rule 7.1, the Company approves the issue to Vagg Investment Management Services Pty Ltd (ACN 002 184 278) of 8,333,333 options in the Company with an exercise price of $0.03 per option on the terms and conditions set out in the Explanatory Memorandum, and the issue of ordinary shares on the exercise of those options."

Voting exclusion statement

In relation to resolution 5, pursuant to Listing Rule 7.3.8, the Company will disregard any votes cast by or on behalf of Vagg Investment Management Services Pty Ltd (ACN 002 184 278) and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, or their associates. The Company however need not disregard a vote if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *it is cast by the chairperson of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

Explanatory Memorandum

Shareholders are referred to the Explanatory Memorandum accompanying and forming part of this Notice of Meeting.

Entitlement to vote

The Board has determined that for the purposes of the meeting, shares will be taken to be held by the persons who are the registered holders at 11.00am on 29 October 2003. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Proxies

A proxy form accompanies this Notice and to be effective must be received not less than 48 hours before the time for holding the meeting at:

- 14 Business Park Drive, Notting Hill, Victoria 3168; or
- fax number: (03) 8558 0484.

Each shareholder is entitled to appoint a proxy. The proxy does not need to be a member of the Company. A shareholder that is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes that each proxy is appointed to exercise. Where a proportion is not specified, each proxy shall be entitled to vote half of the shareholder's voting rights.

By order of the Board

Rick A. Pullia
Company Secretary
26 September 2003

EXPLANATORY MEMORANDUM
TO THE NOTICE OF GENERAL MEETING
TO BE HELD ON FRIDAY 31 OCTOBER 2003 AT 11.00AM.

This Explanatory Memorandum has been prepared to assist Shareholders of Tennyson Networks Limited in understanding the details and effects of the resolutions to be put to Shareholders for their consideration and, if thought fit, approval at the forthcoming General Meeting of the Company. The Directors recommend that you read this Explanatory Memorandum.

1 INTRODUCTION

On 17 July 2003, Tennyson announced that it had entered into an Agreement to raise $9,776,000 through the issue of 391,040,000 Shares to Neoside.

Shareholder approval is being sought for the issue of the 391,040,000 Shares.

Details regarding Neoside and its associates are set out in section 3.2. Details regarding the proposed use of the funds to be raised under the Share placement are set out in section 2.1.
Separate to the above proposal, Tennyson is also seeking approval for the:

- ratification of the issue of 8,960,000 Shares to investors on 17 July 2003 and of the issue of 13,333,333 Shares to investors on 1 April 2003;
- change in company name to FUSIA Limited; and
- issue of 8,333,333 Options to Vagg Investment.

Details regarding the previous Share placements, the change of name and the proposed Option issue are set out in sections 4.2, 4.3, 4.4 and 4.5.

The purpose of this Explanatory Memorandum is to provide information to explain these resolutions and to assist Shareholders in determining how to vote.

Capitalised terms used in the Explanatory Memorandum are defined in the Glossary in section 5.

Sections 2 and 3 address the proposed issue of shares to Neoside pursuant to resolution 1. Section 4 provides additional information regarding all of the proposed resolutions.

2 OVERVIEW OF NEOSIDE TRANSACTION

2.1 OVERVIEW

On 17 July 2003, Tennyson announced that it had entered into an Agreement under which Tennyson will issue 391,040,000 Shares to Neoside at an issue price of 2.5 cents a Share. The Agreement is subject to all relevant Shareholder approvals being obtained and Ed Barry, Ross Leighton and Harvey Parker remaining directors of Tennyson until the date of issue of the new Shares. Simultaneously with the Agreement being entered into, Geoffrey Rubython and John Fletcher were appointed as Directors.

On 8 August 2003, Neoside entered into a facility agreement with Tennyson to provide up to $2,000,000 in loan funds. At the date of this Explanatory Memorandum, a total of $45,000 had been drawn down under the facility agreement. It is anticipated that the facility agreement will be fully drawn down in the amount of $2,000,000 at the date of the General Meeting. The consideration payable by Neoside for the placement of the 391,040,000 Shares of $9,776,000 will be offset by the amount of the loan drawn down at the date of the General Meeting. Details of the material terms of the facility agreement are set out in section 3.1.

After the issue is completed Neoside will hold approximately 69.6% of the increased issued Shares of Tennyson. Further details of the share capital following the issue are set out in Schedule 2 to this Explanatory Memorandum.



The $9,776,000 to be raised under the proposed placement to Neoside and the $224,000 raised under the issue of 8,960,000 Shares on 17 July 2003 are necessary for the following working capital requirements:

- to fund the data services business of Datareach Limited operating in New Zealand, following its acquisition by Tennyson on 30 June 2003;
- to fund the SOX business of Tennyson Technologies Pty Ltd, including a new strategy to upgrade core technology, expand the SOX's product range and implement marketing and sales initiatives to expand distribution in the Australian and overseas markets;
- to fund expected requirements for new staff, new stock and new equipment in the SOX business; and
- to fund the head office management and co-ordination costs arising from Tennyson's expanded activities.

The new funds will allow management to stimulate Tennyson's business divisions by:

- accelerating the international growth of the Datareach business, which has a range of products that are ideally suited to take advantage of the rapid global uptake of broadband internet facilities;
- allowing Tennyson to retain and re-energise its SOX business by redeveloping its core technology as well as introducing complementary technologies and expertise. The SOX product range will be expanded and marketing sales initiatives will be implemented to expand Tennyson's distribution in the Australian and overseas markets to meet growing demand for Voice-over-Internet Protocol (VoIP) and infrastructure technologies; and
- leveraging the complementary Datareach and SOX technologies to develop potential new products.

The following is the intended break-down for the use of funds to be raised under the Neoside transaction and from the 17 July 2003 placement:

Datareach Business	
Working Capital for product development, operations and marketing	$2,500,000
SOX Business	
Working Capital for product development, operations and marketing	$5,500,000
Repayment of Borrowings	
Repayment of outstanding amounts under Neoside facility agreement (expected to be fully drawn as at date of meeting)	$2,000,000
Total Use of Funds	$10,000,000

2.2 DIRECTORS' INTERESTS

Details of the Directors' Shareholdings and other interests at the date of this Notice of Meeting are set out below.

Director	Interests Held
Geoffrey Rubython	Director and shareholder of Neoside. Pursuant to the Agreement, Neoside has agreed to subscribe for 391,040,000 Shares.
John Fletcher	Director and shareholder of Neoside. Pursuant to the Agreement, Neoside has agreed to subscribe for 391,040,000 Shares.
Harvey Parker	Beneficial interest in: • 866,947 Shares; and • 2,000,000 unlisted options, expiring 31 December 2003 and exercisable at $0.11 per option.
Ross Leighton	Beneficial interest in 18,511,692 Shares.
Ed Barry	Beneficial interest in 1,984,848 Shares.

Further details of the shareholdings of both Geoffrey Rubython and John Fletcher in Neoside and other interests they or their associates hold in either Tennyson or Neoside are set out in more detail in section 3.2.

Harvey Parker, Ross Leighton and Ed Barry have provided funds to the Company under loan agreements and these funds are due and repayable on 30 September 2003. It is anticipated that these loans will be repaid by the Company before the General Meeting from amounts drawn down under Neoside facility agreement. If these loans have not been repaid before the date of the General Meeting it is anticipated that these loans will be repaid from the funds received under the Agreement.

2.3 DIRECTORS' RECOMMENDATION

As Geoffrey Rubython and John Fletcher are directors of Neoside and therefore have an interest in the outcome of resolution 1, they do not consider it appropriate to provide a recommendation to Shareholders regarding that resolution.

Notwithstanding their interests in respect of outstanding loans described in section 2.2 above, each of the other Directors consider that they are sufficiently independent to make a recommendation to Shareholders and recommend that Shareholders vote in favour of resolution 1 for the following reasons:

- the funds to be obtained under the Neoside transaction are important for the expansion and development of the Datareach and Tennyson Technologies (SOX) business divisions, as outlined in section 2.1 of the Explanatory Memorandum;
- the Neoside transaction allows Tennyson to satisfy its repayment obligations under the Neoside facility agreement; and
- Neoside is providing Tennyson with funding at a critical time, and in circumstances where, despite their extensive efforts, the Directors have been unable to secure equivalent levels of funding from alternative sources.

The potential consequences of the Neoside transaction not proceeding are set out in section 2.5. The Directors recommend that Shareholders carefully consider these implications.

2.4 INDEPENDENT EXPERT'S OPINION

The Company appointed PricewaterhouseCoopers Securities Ltd to provide Shareholders with an Independent Expert's Report on whether the issue of Shares to Neoside is fair and reasonable to Shareholders who are not associated with Neoside. The conclusions of the Independent Expert are that the proposed issue of shares to Neoside Pty Ltd is fair and reasonable to the shareholders of Tennyson and that the benefits of the proposal outweigh the disadvantages.

2.5 IMPLICATIONS IF SHAREHOLDER APPROVAL IS NOT OBTAINED

If Shareholder approval is not obtained, then:

- it will be essential for Tennyson to secure urgent funding from an alternative source in order to raise the working capital required to support the trading activities of both the Datareach and Tennyson Technologies (SOX) businesses;
- Tennyson would also be required to source funds to repay the amounts outstanding under the Neoside facility agreement (being $45,000 at the date of this Explanatory Memorandum but is anticipated to be the fully drawn down amount of $2,000,000 at the date of the General Meeting) within 90 business days of the General Meeting;
- the delay caused by requiring Directors to seek funds from alternative sources will jeopardise the Directors' proposal to rebuild the Tennyson businesses and implement their growth strategies;
- if funding is not immediately available, the Directors expect that the SOX business would need to be closed and the activities of the Datareach business would need to be curtailed until it built up sufficient working capital to support its international marketing and new product development ambitions;
- the Directors expect that the debt position of Tennyson, should Shareholder approval not be obtained, would require them to put Tennyson into voluntary administration unless alternative funding sources were immediately available.



2.6 IMPORTANT DATES

Event	Date
Announcement of capital raising	17 July 2003
Dispatch of meeting documents to Shareholders	30 September 2003
Last date for receipt of proxies	11.00am 29 October 2003
Meeting of Shareholders	11.00am 31 October 2003

This section is an overview only. Shareholders are urged to read the entire Explanatory Memorandum and its Schedules.

3 DETAILS OF NEOSIDE TRANSACTION

3.1 KEY PROVISIONS

The effect of the proposed Share issue is that Neoside will pay a subscription amount of $9,776,000 for the issue to it of 391,040,000 Shares at an issue price of 2.5 cents per Share.

Neoside has entered into a loan facility agreement with Tennyson to provide up to $2,000,000 in funds to support Tennyson's working capital requirements. As at the date of this Explanatory Memorandum, $45,000 had been drawn down under the facility agreement. It is anticipated that the facility agreement will be fully drawn down in the amount of $2,000,000 at the date of the General Meeting. Interest accrues on the outstanding amount at the rate of 10.75% per annum. Interest accrued is payable on the date of repayment of the outstanding principal. The outstanding amount of the loan at the date of the General Meeting plus accrued interest will be offset against the consideration payable by Neoside for the proposed Share Issue.

If Shareholder approval is not obtained for the issue of Shares to Neoside, Tennyson must repay the outstanding amount and accrued interest to Neoside within 90 days of the General Meeting.

3.2 DETAILS REGARDING NEOSIDE

Neoside is a private company based in Victoria which commenced trading in 2003. Its business focus is to identify and fund high growth investment opportunities in the Asian and Oceanic regions. Neoside seeks to bring management expertise and investor capital to existing businesses in developed countries and assist those businesses in expansion and developing opportunities in the major export markets in Europe, North America, Asia and Oceania.
Mr John Fletcher and Mr Geoffrey Rubython are the current directors of Neoside.

Current shareholders of Neoside

At the date of this Explanatory Memorandum, Neoside is owned by the following entities:

(a) 58,656,000 ordinary shares (23.1%) held by Funds Management Pty Ltd, a family company controlled by Mr John Fletcher;
(b) 195,520,000 ordinary shares (76.9%) held by Highpoint Development Holdings Limited, a company incorporated in the British Virgin Islands and based in Hong Kong. Highpoint Development Holdings Limited is directly owned 30% by Mr John Fletcher and 70% by Mr Ben Lau, a resident of Hong Kong and a professional investor with interests in Hong Kong and Australia;
(c) 1 ordinary share held by Mr John Fletcher; and
(d) 1 ordinary share held by Mr Geoffrey Rubython.

If Shareholders approve resolution 1, these parties will still be the shareholders of Neoside at the time that Neoside subscribes for the 391,040,000 Shares.

Proposals regarding Neoside shareholdings
Following the subscription by Neoside for the 391,040,000 Shares, it is intended that new shares in Neoside will be issued to Mr Geoffrey Rubython and other individuals who are expected to join the management of Tennyson in various positions with the approval and recommendation of Neoside (the "Management Team").
Tennyson is advised that should shareholder approval be obtained for the subscription of Shares by Neoside, shortly after that approval is obtained 69,800,640 shares in Neoside will be issued to Mr Rubython. The shares will be issued to Mr Rubython pursuant to a shareholders agreement containing the following material terms:

- Following their issue to Mr Rubython the Neoside shares will be held in escrow, vesting on the following basis:

Timeframe	Vesting of Shares
Within 2 years of issue date	Nil
After 2 years of issue date	10%
After 3 years of issue date	100%

- If Mr Rubython leaves the employ of Tennyson before the Neoside shares are vested as outlined above, the balance of Neoside shares issued to him will be forfeited and distributed amongst remaining members of the Management Team or allocated to a new Management Team member recruited to replace Mr Rubython.

- If Mr Rubython is unable to participate in the day to day running of the Tennyson business due to illness, Mr Rubython's entitlement to Neoside shares that have not vested may be reduced – this reduction will be agreed at the time either between Neoside and Mr Rubython or by an external mediator.

- The shares in Neoside will be subject to pre-emptive right provisions contained in Neoside's constitution and on no account will shares in Neoside be sold, transferred or otherwise disposed to unapproved third parties.

The constitution of Neoside contains pre-emptive right provisions, under which any shareholder of Neoside intending to transfer his or her Neoside shares must either obtain the prior consent of all other Neoside shareholders or advise directors of Neoside who will then offer those shares in priority to the other Neoside shareholders.

Tennyson is advised that 67,063,360 shares in Neoside have been allocated for issue to the Management Team.

Neoside has advised Tennyson that the individuals who will make up the Management Team have not been finalised – at the date of this Explanatory Memorandum, Mr Phillip Marshall was the only individual who had been identified as an intended member of the Management Team. Individuals who constitute the Management Team may change as people join or leave Tennyson management. As and when individuals join the Management Team and are issued with Neoside shares, those Management Team members will enter into shareholder agreements on similar terms to the shareholder agreement between Neoside and Mr Rubython, as outlined above.

Other than these proposed shareholders agreements, Tennyson is advised that there will be no other association or arrangements between the Neoside shareholders with respect to the voting of their shares or the control of Neoside – each shareholder of Neoside will be free to exercise his/her own choice and rights in respect of shares held.

Following the proposed issue of the Neoside shares to Mr Rubython and the Management Team, Neoside will be owned by the following entities:

(e) 58,656,000 ordinary shares (15%) held by Funds Management Pty Ltd;
(f) 195,520,000 ordinary shares (50%) held by Highpoint Development Holdings Limited;
(g) 1 ordinary share held by Mr John Fletcher;
(h) 69,800,641 ordinary shares (17.9%) held by Mr Geoffrey Rubython; and
(i) 67,063,360 ordinary shares (17.1%) held by members of the Management Team – the exact distribution of these shares amongst the Management Team will be determined at a later date.



Relevant Interests
Due to the interests held (or to be held) in Neoside which are described above and the associations among those parties through shareholders agreements or otherwise, the following individuals and entities, and their associates, will or may hold a relevant interest in the 391,040,000 Shares to be issued to Neoside:

Neoside	Mr John Fletcher
Highpoint Development Holdings Limited	Mr Geoffrey Rubython
Funds Management Pty Ltd	Mr Phillip Marshall
Mr Ben Lau	Other Management Team members

3.3 ARRANGEMENTS WITH NEOSIDE

If Shareholders approve resolution 1, following the completion of the Share placement under the Agreement, Neoside will hold approximately 69.6% of the expanded share capital of Tennyson.

Neoside is also an unsecured creditor of Tennyson under the facility agreement referred to in section 3.1. Neoside will continue to be an unsecured creditor of the Company until such time as either the Share placement is completed or the outstanding amounts under the facility agreement are repaid.

Geoffrey Rubython and John Fletcher were appointed as Directors of Tennyson on 16 July 2003.

Mr Fletcher is a co-founder of Neoside and a principal of John Fletcher & Associates, a chartered accounting firm he established in 1985 specialising in small business and investment. Previously he was with a major international accounting firm and worked in Europe and Asia where he established a network of high wealth clients.
Mr Rubython is a co-founder of Neoside and previously he consulted industry participants on strategies to improve efficiencies in building infrastructure technologies. Mr Rubython previously co-founded and was managing director of Integrated Equities Pty Ltd, an investment company. He founded Robocom Australasia Pty Ltd, which pioneered microcomputer CAD/CAM systems in Australia during the 1980s. He also gained international and varied experience as a divisional manager with Agfa, the European photographic industry group. Mr Rubython has been active on business representative bodies and has served as chairman on various advisory committees.

3.4 FINANCIAL IMPLICATIONS

Tennyson's current Trading Performance, Cashflow Position and Financial Position are described in paragraphs 29, 32 and 37 respectively of the Independent Expert's Report set out in Schedule 1. The financial implications of the proposed issue are also described in paragraphs 54 and 57 of the Independent Expert's Report.

The directors recommend that shareholders carefully read the Independent Expert's Report set out in Schedule 1 in order to properly assess the financial implications of the proposed issue for Tennyson.

3.5 IMPACT ON CAPITAL STRUCTURE AND SHAREHOLDER STRUCTURE
The issue of 391,040,000 Shares to Neoside will increase the number of ordinary Shares Tennyson has on issue from 170,926,958 to 561,966,958.

On the basis that there are no other changes to the holdings of the other top Shareholders, the list of top 20 Shareholders as at 29 August 2003 subsequent to the issue will be as follows:

Name	Number of Shares Held	% of Voting Shares Held
Neoside Pty Ltd	391,040,000	69.58
Uuro Pty Ltd	17,449,857	3.11
Mr Ross William Leighton	13,799,571	2.46
Cutmere Pty Ltd <The 222 A/C>	4,729,647	0.84
Joytide Pty Ltd	4,712,121	0.84
Intergen Pty ltd	2,744,911	0.49
Paradyn Holdings Pty Ltd	2,520,672	0.45
Classic Roofing Pty Ltd	2,280,000	0.41
Jagen Pty Ltd	2,048,182	0.36
Mr Murray Richard Doyle	2,000,000	0.36
Sunnyview Achievements Pty Ltd	2,000,000	0.36
Barry Family Investments Pty Ltd	1,984,848	0.35
Nefco Nominees Pty Ltd	1,769,160	0.31
Mr Jason Alfred Veale	1,758,750	0.31
Elltom Pty Ltd <Ungar Family Fund A/C>	1,666,667	0.30
The House of Dare Pty Ltd	1,450,000	0.26
Mr Gervasio Da Pra & Mrs Elsa Da Pra	1,259,453	0.22
Mr Kerry Raymond Wark & Mrs Susanne Mary Wark	1,180,423	0.21
Abercrombie Investments Pty Ltd	1,173,500	0.21
Oxley Sports Dome Corporation Pty Ltd	1,075,758	0.19

Further detail of the Company's capital structure is contained within Schedule 2 to this Explanatory Memorandum.

4 FURTHER INFORMATION

Further information on each resolution is set out below. The Corporations Act, ASIC Policy Statement 74 (in relation to resolution 1) and the Listing Rules require certain information to be provided to Shareholders when seeking the necessary approvals for each of the resolutions. To the extent that the information required is not described elsewhere in this Explanatory Memorandum, it is set out below in sections 4.1 to 4.4.

4.1 RESOLUTION 1 — APPROVAL OF PLACEMENT OF SHARES

Approvals Required

Under the takeovers provisions of the Corporations Act, a person is prohibited from acquiring a relevant interest in voting shares in a company if:

- the acquisition would result in the person having more than 20% of the voting power in the company; or
- the person already has between 20% and 90% of the voting power of the company, and after the acquisition would have a greater percentage of the company,

unless the acquisition falls under one of the exceptions set out in section 611 of the Corporations Act. One such exception is set out in item 7 of section 611 where the acquisition has been approved by non-interested shareholders.

Upon the issue of the 391,040,000 Shares, Neoside will hold more than 20% of the voting shares of Tennyson and so the placement requires Shareholder approval.



Shareholder approval is also required where:

- a public company intends to give a "financial benefit" to a "related party" under Chapter 2E of the Corporations Act; and
- a listed company intends to issue Shares to a "related party" under Listing Rule 10.11.

The Corporations Act defines a related party of a public company to include:

- an entity that controls the public company;
- an entity that believes or has reasonable grounds to believe that it is likely to control the public company at any time in the future;
- an entity that is, or was in the previous 6 months, controlled by a director of the public company.

As:

- Neoside will hold 69.6% of the shares in Tennyson following the proposed placement of Shares and would therefore have reasonable grounds to believe that it will control Tennyson in the future; and
- Geoffrey Rubython and John Fletcher are directors of Tennyson and have controlled Neoside within the previous 6 months,

Neoside is deemed to be a related party of Tennyson under section 228 of the Corporations Act and under Listing Rule 10.11.

Giving a "financial benefit" is broadly defined in the Corporations Act and includes the issuing of securities. The financial benefit being given to Neoside under the proposal is the issue of Shares.

Accordingly Chapter 2E of the Corporations Act and Listing Rule 10.11 provide that Tennyson must obtain Shareholder approval for the issue of the shares to Neoside.

Further, Listing Rule 7.1 precludes a company from issuing more than 15% of its issued share capital in any 12 month period without the approval of Shareholders. However, if Shareholder approval for the issue of the Shares is obtained under Listing Rule 10.11, then additional approval is not required under Listing Rule 7.1, as the issue will fall within Exception 14 under Listing Rule 7.2.

Neoside's interests in Tennyson and maximum voting power

Neoside and its associates currently hold no Shares in the Company.

Under resolution 1, Tennyson will issue 391,040,000 Shares to Neoside at a subscription price of 2.5 cents per Share which will increase Neoside's voting power to approximately 69.6% based on the expanded issued capital after the issue.

Further details regarding the holders of a relevant interest in the Shares to be issued to Neoside are set out in section 3.2.

Neoside's intentions

Mr Rubython and Mr Fletcher are both directors of Neoside and have been appointed to the Tennyson board. Neoside intends to:

- maintain Tennyson as a company on the official list of the ASX;
- undertake a strategic review of Tennyson. Neoside would seek to work in close consultation with the existing Tennyson Directors and management in conducting the strategic review. Any proposal put forward by Neoside in relation to that review would be accompanied by a business case in support of such proposal; and
- implement initiatives that are consistent with the outcomes of the strategic review.

If Shareholder approval is obtained for resolution 1, Neoside intends to conduct an immediate review of Tennyson's assets and operations to identify and assist Tennyson management to develop strategies to:

- accelerate Datareach's access to international business opportunities;
- define Datareach's research & development pathway and so maximise the market opportunities in the emerging high growth sectors;
- upgrade the SOX business' core technology, add new technologies and expand the SOX product range to better supply existing sectors serviced by the business as well as create new market opportunities;

- upgrade the SOX business' marketing and sales operations so as to expand the business' distribution network in Australia and overseas, as well as entering new market sectors;
- realise the technological synergies of the Datareach and SOX businesses to create new and complementary products; and
- enable each of the Datareach and SOX businesses to promote each other's product range through their respective distribution channels and direct marketing and selling activities.

Subject to the conclusions of the proposed strategic review, it is the present intention of Neoside and its nominee directors to:

- continue the Tennyson businesses and the activities of its two subsidiaries in substantially the same manner in which they are presently being conducted;
- build, strengthen and broaden the activities of both subsidiaries so that they will become leaders in their respective market sectors;
- continue to employ the staff of both subsidiaries;
- introduce to the subsidiaries additional resources and management expertise to enable them to implement the proposed strategies and achieve the proposed objectives.

It is not the intention of Neoside to:

- make any major changes to the Tennyson businesses or to redeploy any of the fixed assets of Tennyson;
- make any further injections of capital into Tennyson following the subscription for 391,040,000 Shares which are the subject of resolution 1; or
- transfer any property (including intellectual property) between Neoside and Tennyson.

The statements contained in this section 4.1 regarding Neoside's intentions represent the present intentions of Neoside on the basis of the facts and information concerning Tennyson and its subsidiaries and the existing circumstances affecting the businesses of Tennyson which are known to Neoside at the time of preparation of this Explanatory Memorandum. Final decisions will only be made in light of all the material information, facts and circumstances necessary to assess the operational, commercial and legal, taxation and financial implications of such decisions at the relevant time. Further, these intentions must be understood to be subject at all times to the paramount obligation of the Tennyson Board to act in the best interests of all Shareholders.

Timing of Issue of Shares to Neoside

If Shareholder approval is obtained, these Shares will be issued to Neoside on or before the date which is 2 business days after the date of the General Meeting.

The Shares to be issued to Neoside will rank equally with the existing ordinary shares in the Company.

Dilution of Existing Shareholding

The issue of Shares will have a diluting effect on existing Shareholders' holdings. Using the Company's share capital as at the date of this Explanatory Memorandum, the dilutionary effect of the issue of Shares to Neoside would be approximately 69.6%.

Other than the information set out in this Explanatory Memorandum, neither the Directors nor the Company are aware of any additional information that is reasonably required by Shareholders in order to decide whether or not it is in the Company's interests to pass the proposed resolution.

Future Acquisitions

On completion of the proposed Share issue, Neoside will hold approximately 69.6% of the total issued capital of Tennyson. This will result in Neoside having control over Tennyson, which may impact on potential takeovers of the Company.

The existence of a major Shareholder may encourage potential bidders, as a major Shareholder will now exist with whom a bidder can negotiate the terms of any proposed takeover offer.

However, any potential bidder of Tennyson will need to persuade Neoside to accept the offer to obtain control. This may make Tennyson a less attractive takeover target for a potential bidder.



Market Sale Prices
The highest and lowest market sale price of Tennyson's Shares on ASX during the 3 months prior to 17 July 2003, being the date of the announcement of the Neoside proposal, were:

Highest Price: $0.047 on 17 April 2003; and

Lowest Price: $0.022 on 5 June 2003.

The last market sale price of Tennyson's shares on ASX on the business day prior to the date of this Explanatory Memorandum was $0.031 on 25 September 2003.

4.2 RESOLUTION 2 — RATIFICATION OF PREVIOUS PLACEMENT OF SHARES

Listing Rule 7.1 precludes a company from issuing more than 15% of its issued share capital in any 12 month period without the approval of Shareholders.

On 17 July 2003 the Company issued 8,960,000 Shares at an issue price of 2.5 cents per Share, raising $224,000 to the following investors:

Name	No. of Shares	Amount Subscribed $
Vagg Investment	4,000,000	$100,000
William John Trenear	1,000,000	$25,000
Personal Co. Fifteen Pty Ltd	960,000	$24,000
Sunnyview Achievements Pty Ltd	2,000,000	$50,000
Tintagel Holdings Pty Ltd (GEMS Superannuation Fund)	1,000,000	$25,000
	8,960,000	$224,000

The Shares issued rank equally with the other ordinary shares in the Company.

The $224,000 raised was used to fund the working capital requirements of Tennyson, which are outlined in more detail in section 2.1.

While Shareholder approval for the issue of the Shares the subject of resolution 2 was not required at the time the Shares were issued, the effect of the issue is to reduce the Company's capacity to issue additional securities in the future without Shareholder approval.

While the Company has no present intention to issue new securities other than the issue of the Shares the subject of resolution 1 and the issue of the Options the subject of resolution 5, it is considered prudent to refresh the Company's ability to issue new securities up to the 15% threshold without Shareholder approval. This is so that the Company can respond quickly to any need or opportunity to issue new Shares in the future (if the Directors consider this to be in the best interests of the Company).

The Company's ability to issue new securities can be refreshed under Listing Rule 7.4 by seeking Shareholder ratification of any security issue made in the previous 12 months.

If resolution 2 is not passed, the Company may be required to incur the cost and delay of convening an extraordinary general meeting of Shareholders before it may proceed with any further equity raising.

Your Board recommends that Shareholders ratify the previous issue by voting in favour of resolution 2.

4.3 RESOLUTION 3 — RATIFICATION OF PREVIOUS PLACEMENT OF SHARES

As stated in section 4.2, Listing Rule 7.1 precludes a company from issuing more than 15% of its issued share capital in any 12 month period without the approval of Shareholders.

On 1 April 2003, the Company issued 13,333,333 Shares at an issue price of 3 cents per Share, raising $400,000 to the following investors:

Name	No. of Shares	Amount Subscribed $
Robert Pittorino	10,000,000	$300,000
All-States Secretariat Pty Ltd (Superannuation Fund Account)	3,333,333	$100,000
	13,333,333	$400,000

The Shares issued rank equally with the other ordinary shares in the Company.

The $400,000 raised was used to repay outstanding convertible notes.

While Shareholder approval for the issue of the Shares the subject of resolution 3 was not required at the time the Shares were issued, the effect of the issue is to reduce the Company's capacity to issue additional securities in the future without Shareholder approval.

As specified above, while the Company has no present intention to issue new securities other than the issue of the Shares the subject of resolution 1 and the issue of the Options the subject of resolution 5, it is considered prudent to refresh the Company's ability to issue new securities up to the 15% threshold without Shareholder approval. This is so that the Company can respond quickly to any need or opportunity to issue new Shares in the future (if the Directors consider this to be in the best interests of the Company).

The Company's ability to issue new securities can be refreshed under Listing Rule 7.4 by seeking Shareholder ratification of any security issue made in the previous 12 months.

If resolution 3 is not passed, the Company may be required to incur the cost and delay of convening an extraordinary general meeting of Shareholders before it may proceed with any further equity raising.

Your Board recommends that Shareholders ratify the previous issue of shares by voting in favour of resolution 3.

4.4 RESOLUTION 4 — CHANGE OF THE COMPANY'S NAME

Resolution 4 has been proposed so that Shareholders may consider and, if thought fit, approve for the purposes of section 157(1) of the Corporations Act, the change of the name of the Company from Tennyson Networks Ltd to FUSIA Limited.

Tennyson is in the process of undergoing significant change, both in its proposed ownership structure and the scope of its product offering. It has acquired additional technology and products through the Datareach acquisition and has plans to further develop the SOX product range. As a result, the directors consider it appropriate to adopt a new name that reflects the company's new profile and potential.
The directors engaged an external consultancy to assist in the process of identifying a new name for the company. Selected resellers, clients and employees participated in this exercise.

FUSIA reflects the fusion of ideas and technologies. The Board believes that the name is:
- fresh, modern and international;
- a name around which the Company can build a renewed corporate identity and a dynamic global brand; and
- a name that will embrace the Company's businesses.



Your Board recommends that Shareholders approve the change of the company's name to FUSIA Limited by voting in favour of resolution 4.

The change of name is conditional upon Shareholders approving resolution 1.

4.5 RESOLUTION 5 — ISSUE OF OPTIONS

This resolution has been proposed so that shareholders may consider, and if thought fit, approve, for the purposes of Listing Rule 7.1, the issue of Options, and the issue of shares upon exercise of the Options, to Vagg Investment.

The Company entered into a loan agreement with Vagg Investment on 14 August 2003. Under the loan agreement, Vagg Investment agreed to loan the Company up to a maximum of $250,000. This money will be used by the Company to satisfy its needs for working capital. Under the loan agreement the Company is required to issue to Vagg Investment 8,333,333 unlisted Options in the Company exercisable at $0.03 per Option with an expiry date being 12 months after the date the Options are issued and is required to seek shareholder approval for the issue of those Options.

It is therefore proposed that the Company issue to Vagg Investment 8,333,333 unlisted Options in the Company.

Obligations under the Listing Rules
In accordance with Listing Rule 7.3 the following details are provided:

- The Company will issue a total of 8,333,333 Options to Vagg Investment.
- If the proposed issue is approved, the Options will be allotted and issued as soon as practicable, but in any event, within three months after the date of the General Meeting.
- The Options will be issued for nil consideration. The exercise price of each Option will be $0.03.
- The terms of the Options are set out in Schedule 3 to this Explanatory Memorandum.
- No funds will be raised on the issue of the Options. The intended use of the funds to be received on exercise of the Options is to provide working capital.

Your Board recommends that Shareholders approve the Issue of Options to Vagg Investment by voting in favour of resolution 5.

5 GLOSSARY

Agreement means the agreement between Neoside and Tennyson for the issue of 391,040,000 Shares to Neoside at an issue price of 2.5 cents per Share executed on 16 July 2003;

ASX means Australian Stock Exchange Limited;

Board means the board of Directors of Tennyson;

Company or Tennyson means Tennyson Networks Limited ACN 009 805 298;

Constitution means the constitution of the Company;

Corporations Act means Corporations Act 2001 (Cth);

Directors means directors of Tennyson;

Explanatory Memorandum means this explanatory memorandum;

General Meeting means the meeting convened by this notice of general meeting;

Independent Expert means PricewaterhouseCoopers Securities Ltd;

Independent Expert's Report means the report of the Independent Expert which is set out in Schedule 1 to this Explanatory Memorandum;

Listing Rules means the listing rules of the ASX;

Notice of Meeting means this notice of general meeting;

Neoside means Neoside Pty Ltd ACN 007 442 579;

Option or Options means an option or options over Shares;

Shareholder or Shareholders means a holder of a Share or Shares;

Share or Shares means fully paid ordinary share or shares in Tennyson;

Vagg Investment means Vagg Investment Management Services Pty Ltd (ACN 002 184 278).

SCHEDULE 1 — INDEPENDENT EXPERT'S REPORT



PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of dealer's licence No 11203

QV1
250 St Georges Terrace
PERTH WA 6000
GPO Box D198
PERTH WA 6840
DX 77 Perth
Australia
www.pwc.com/au
Telephone +61 8 9238 3000
Facsimile +61 8 9238 3999
Direct Phone 08 9238 3362
Direct Fax 08 9238 5299

The Independent Directors
Tennyson Networks Ltd
14 Business Park Drive
Notting Hill
MELBOURNE VIC 3168

18 September 2003

Proposed Issue of Shares to Neoside Pty Ltd - Independent Expert's Report under Section 611 (Item 7) of the Corporations Act

Dear Sirs

Introduction

1 You have requested PricewaterhouseCoopers Securities Ltd ("PWCS") to prepare an independent expert's report in relation to the proposed issue of shares to Neoside Pty Ltd ("Neoside"), as described in the following paragraphs ("the Proposal"). This report is to accompany the notice of extraordinary general meeting of the shareholders of Tennyson Networks Ltd ("Tennyson" or "the Company") to be held on 31 October 2003.

The Proposal

2 On 17 July 2003, Tennyson announced that it had entered into a share subscription agreement for the issue of 391,040,000 shares to Neoside at an issue price of 2.5 cents per share to raise $9.776 million. The purpose of the Proposal is to provide Tennyson with working capital to support the Datareach business recently acquired from Ericsson Communications Limited in New Zealand, for the continued commercialisation and marketing of its Smart Office exchange (SOX) product and to repay short term advances provided to Tennyson for its liquidity needs.

3 The Proposal is conditional on the approval of the shareholders of Tennyson and on Tennyson's existing directors, Messrs Barry, Leighton and Parker, remaining directors as at the completion of the issue of shares to Tennyson. Completion of the issue of shares and remittance of subscription funds is to take place two business days after the date of the meeting of Tennyson's shareholders.



4 In order to assist Tennyson in meeting its immediate working capital needs, Neoside agreed on 8 August 2003 to provide a short term funding facility of up to $2 million. As at the date of this report, Tennyson has partially drawn down the funding under this facility and anticipates that the facility will be fully drawn by the date of the shareholders' meeting. The amounts owed by Tennyson under this facility will be repaid from the share issue to Neoside or, if the Proposal is not approved by Tennyson's shareholders in general meeting, the amounts are repayable 90 days after the general meeting. The borrowings are unsecured and bear interest at 10.75% per annum until repayment.

5 The funds to be raised under the Proposal are expected to meet Tennyson's funding needs for the financial year ending June 2004. The directors anticipate that by that time Tennyson will have re-established the SOX business and expanded the distribution of the Datareach products. The need for further funding and the appropriate type of such funding will be re-assessed at that time. Tennyson expects that its capacity to support prudent levels of debt funding and to attract equity capital will have significantly improved by the end of the 2004 financial year.

6 If the Proposal is approved by shareholders, Neoside will have an interest of 69.6% in Tennyson on an undiluted basis and a 67% interest on a fully diluted basis taking into account options granted by Tennyson.

Our Opinion

7 In our view, the Proposal is fair and reasonable to the shareholders of Tennyson. We consider that the benefits of the Proposal outweigh the disadvantages of the Proposal, as set out below:

Benefits of the Proposal

(a) The Proposal will enable Tennyson to meet its commitments to repay liabilities which are due in the short term. Tennyson has a critical shortage of working capital. If the Proposal does not proceed, there is significant uncertainty about Tennyson's ability to continue as a going concern. Tennyson's activities would need to be curtailed while urgent alternative funding is sought and/or assets sold. There is a risk that Tennyson would be placed in administration if alternative funding was not available. The company has been reliant on short term advances from its directors to complete the acquisition of the Datareach business and more recently on the working capital facilities provided by Neoside and Vagg Investment Management Services Pty Ltd ("Vagg");



(b) The Proposal allows Tennyson to secure sufficient funding for its working capital requirements for the remainder of the 2004 financial year, providing the company with the opportunity to re-establish the SOX business and grow the Datareach business;

(c) The Proposal will provide Tennyson with a substantial level of cash funding which is unlikely to be available on better terms from alternative sources. There is limited potential for Tennyson to raise substantial capital from other sources in the short term. The directors have advised that alternative sources of finance have been sought and that there are no alternative proposals available to Tennyson on more favourable terms than the Proposal at this time. Tennyson has had difficulty in raising significant amounts of equity capital;

(d) The subscription price of 2.5 cents is the same as the price at which Tennyson has placed shares for approximately 5% of Tennyson to third party professional investors to raise $224,000 of equity capital on 17 July 2003. (This subscription price was 12% below the price at which Tennyson's shares traded in the six weeks before the placement);

(e) Tennyson's financial position will improve markedly if the Proposal is approved. The company has a deficiency of net assets ($404,000 at 30 June 2003) and current liabilities exceed current assets (by approximately $1 million at 30 June 2003). If the Proposal is approved, Tennyson will have estimated net assets of $8.9 million following the capital injection by Neoside;

Disadvantages of the Proposal

(f) If the Proposal proceeds Neoside will hold 69.6% of Tennyson's shares on an undiluted basis and the existing shareholders will be diluted to holding around 30.4% of Tennyson's shares;

(g) The subscription price of 2.5 cents per share to be paid under the Proposal is around 12% to 17% below the price at which Tennyson's shares have traded in the four to six week periods before the announcement of the Proposal. Therefore, the Proposal will provide Neoside with effective control of Tennyson without paying a premium above the observed share market price. We have considered the fundamental uncertainties about Tennyson's financial position, and the significant risks to Neoside of the substantial funding injection it will make under the Proposal. In our view, in such



circumstances it is arguable that a premium for control is inherently being paid by Neoside, although it is not practicable to quantify the premium for control;

(h) The Proposal may be considered likely to deter the making of a takeover bid for Tennyson in the future, due to the greater concentration in the ownership.

Structure of the Report

8 The balance of this report is set out in the following sections:

Appendices

Yours sincerely

Andrew Edwards
Authorised Representative



I Basis for Our Evaluation of the Proposal

Purpose of the Report

9 Section 606(1) of the Corporations Act prohibits the acquisition of an interest of more than 20% of the issued share capital of a company without making an offer to all shareholders of the company. An exemption to this general prohibition is set out in Section 611(Item 7), whereby such an acquisition is allowed where the acquisition is approved by a majority of shareholders at a general meeting and no votes are cast in respect of shares held by the acquirer or its associates.

10 The issue of shares under the Proposal would give Neoside entitlement to shares in the Company such that Neoside would hold more than 20% of the issued share capital of Tennyson. Therefore, the issue of shares to Neoside would require the approval of Tennyson's shareholders not associated with the proposed transactions under Section 611(Item 7).

11 Australian Securities and Investments Commission ("ASIC") Policy Statement 74 requires that shareholders voting on a Section 611(Item 7) resolution must be provided with sufficient information to assess the merits of the proposal including a report, prepared by either the independent directors or an independent expert, stating whether the proposed issue is fair and reasonable so far as the non-associated shareholders of the company are concerned.

12 We have been engaged by the independent directors to prepare an independent expert's report within the terms of ASIC Policy Statement 74 to be included in an explanatory memorandum to be sent to Tennyson's shareholders in connection with the Proposal.

13 This report has been prepared solely for the purpose of assisting the non-associated shareholders of Tennyson in considering Resolution One set out in the attached notice of extraordinary general meeting. This report has not been prepared to provide information to parties considering the purchase or sale of any equity or other security in Tennyson. Accordingly, we do not assume any responsibility or liability for any losses suffered as a result of the use of this report contrary to the provisions of this paragraph.



Factors to be Considered

14 In assessing whether the Proposal is fair and reasonable from the perspective of non-associated shareholders, we have had regard to the criteria set out in ASIC Policy Statement 74. The Policy Statement directs an expert preparing a Section 611 (Item 7) report to consider all the circumstances of the proposal and compare the likely advantages and disadvantages to non-associated shareholders if the proposal is agreed to, with the advantages and disadvantages to those shareholders if it is not. Specific factors which we have identified as relevant to this assessment include:

(a) the impact of the Proposal on Tennyson's financial position and solvency;

(b) the alternatives available to Tennyson if the Proposal does not proceed, including the availability of the level of funding under the Proposal on better terms from other sources;

(c) the value of the securities being issued compared with the value of the consideration received;

(d) the extent of any premium for control being received by Tennyson; and

(e) whether the issue of securities, if agreed to, may deter the making of a takeover bid for Tennyson in future.

15 In evaluating the Proposal, we have addressed the value of the shares to be issued by Tennyson. It is extremely difficult to assess a definitive value for a controlling interest in Tennyson at the current time due to the company's vulnerable financial position, the stage of development of the SOX business and the uncertain outlook for earnings and cashflow from Tennyson's operations. In these circumstances, we consider that the price at which shares have been issued for other recent capital raisings and the trading prices for the Company's shares on the ASX before the announcement of the Proposal provide the most useful measure for assessing the reasonableness of the price at which shares are to be subscribed by Neoside.

Information Used

16 In performing our assessment of the Proposal, we have been provided with financial and management information about Tennyson including management's forecasts on a monthly basis for the period to 30 June 2004 and longer term forecasts for the SOX business for the three years ending 30 June 2006.



17 There are a number of inherent uncertainties in forecasts, including assumptions of the levels of sales achieved for SOX and the Datareach products. Shareholders should be aware of the limitations of forecasts at this stage of the product life for Tennyson's products, particularly SOX. Forecasts by their nature are uncertain and actual outcomes may ultimately differ materially from forecasts due to the fact that some matters are inherently uncertain and factors within and outside the control of Tennyson's management.

18 The conclusions of this report are based on assessments made, and information available, at the date of signing this report. We reserve the right (but will be under no obligation) to amend the conclusions of this report insofar as further information relevant to the forming of our conclusions becomes known to us after the date of this report, but prior to the general meeting of Tennyson's shareholders.



II Analysis of Tennyson

Overview of Tennyson's Activities

19 Since 1994, Tennyson has operated in the telecommunications technology industry and now has two key product areas:

(a) SOX (Smart Office eXchange), a product developed by Tennyson which integrates the voice, facsimile, voicemail, data and internet communication needs of small offices with up to 64 users; and

(b) Datareach, a business with a range of products recently acquired from Ericsson in New Zealand. These products enable broadband internet communications over traditional copper networks. Datareach has a licence to sell the products in Poland, the Russian Federation and the Philippines under the Ericsson brand until 31 December 2003.

Nature of Telecommunications Industry

20 The telecommunications technology industry in which Tennyson operates is highly competitive and has experienced significant volatility over the last decade.

21 During the 1990's, the telecommunications industry globally and in Australia experienced significant growth with the deregulation of telecommunications services and the development and success of new products and services including mobile telephones and the Internet. There was significant business expenditure on Internet and e-commerce applications to improve productivity, while the Y2K issue generated demand to replace and upgrade information technology capabilities and systems. There was also expansion in telecommunications networks from investment by new carriers and the digitisation and enhancement of existing networks. There was (and continues to be) an ongoing trend of convergence between telecommunications, information technology and entertainment products.



22 This growth in new technology applications and activity fuelled the "dot-com" boom of the late 1990's and early 2000. From the first quarter of 2000 to the first half of 2001, the technology and telecommunications industries experienced a severe downturn. In March and April 2000, stock markets experienced the "technology bubble burst" when the Nasdaq market in the United States fell dramatically due to the deterioration in investor sentiment toward the technology sector and concerns about the cash burn rates of new technology companies. From late 2000/ early 2001, the slowdown in economic activity and excess capacity in telecommunications infrastructure reduced capital programs by telecommunications service providers placing pressure on more established suppliers of telecommunications and information technology products and services. Weakness in the technology and telecommunications markets has continued in 2002 and 2003.

23 While the telecommunications sector generally is expected to have modest real growth for the next five year period, stronger prospects are expected for applications which facilitate broadband access to the Internet. New third generation mobile communication networks are also expected to support demand for data-enabled and dual mode handsets (combining telephony, email and Internet access). Demand from the business sector is also expected to be strong for applications which provide further improvements in productivity and efficiency.

24 The telecommunications technology industry demands ongoing innovation and investment in product development and products can quickly become obsolete. This provides both opportunities and risks for new market entrants such as Tennyson. New products can gain technical recognition and early sales. However, there are significant barriers to small start-up companies (such as Tennyson) achieving broad market acceptance and brand recognition of products and in building a sales and distribution network to support the volume of sales necessary to recover development and marketing costs. High cash burn rates, difficulties in accessing funding for working capital and poor commercial returns are common at the early commercialisation stage.

History of Tennyson

25 Tennyson was founded in 1970 as Tennyson Minerals NL. In 1994, Tennyson changed activities with the acquisition of a telecommunications technology business which provided remote access products and supplied ISDN PC cards.



26 In 1996, Tennyson commenced the development of the SOX product which was ultimately launched in Australia and New Zealand in 1999 and internationally in 2000. During 2000, Tennyson adopted an intensive product distribution strategy to market SOX internationally. Offices were opened in the United Kingdom, France and Italy and distributors appointed in territories including South Africa, Israel and Korea.

27 By late 2000 / early 2001, Tennyson was severely impacted by the global downturn in trading conditions in the telecommunications sector. The demands on Tennyson's cash resources of its international marketing activities was exacerbated by the decline in the value of the Australian dollar during this period. On 21 March 2001, Tennyson requested a suspension in the trading of its shares while the company's operations were restructured and recapitalised. The overseas operations were closed, an additional $4.8 million capital was raised and the board of directors was changed. Tennyson's shares resumed trading on 16 August 2001 and the company has continued to promote the SOX product.

28 On 14 January 2003, Tennyson announced that heads of agreement had been signed for the conditional acquisition of the data services business of Ericsson New Zealand. On 2 April 2003, Tennyson announced that it had entered into discussions with a number of parties interested in acquiring the operations and intellectual property of the SOX business, with the intention that Tennyson would focus on the new Datareach business. On 17 June 2003, Tennyson announced its intention to raise approximately $3.5 million through an underwritten prorata share issue to shareholders following the sale of SOX, such funds to be used for the acquisition of Datareach and future working capital. The acquisition of the Datareach business was completed effective from 1 July 2003 and was funded by advances from Tennyson's directors. The negotiations for the sale of SOX were ongoing until 17 July 2003, when Tennyson announced a change in strategy with SOX to be retained and the proposed capital injection of $9.776 million by Neoside.

Trading Performance

29 We summarise below the reported trading results of Tennyson for the three years ended 30 June 2002 and the six months ended 31 December 2002, together with the preliminary unaudited result for the year ended 30 June 2003:



The Independent Directors
18 September 2003

($'000)	Year ended 30 June 2000 Audited	Year ended 30 June 2001 Audited	Year ended 30 June 2002 Audited	Six Months Ended 31 December 2002 Reviewed	Year ended 30 June 2003 Unaudited
Sales	2,244	3,235	2,500	1,149	1,780
Cost of sales	(2,052)	(2,775)	(1,264)	(617)	(990)
Gross profit	**192**	**460**	**1,236**	**532**	**790**
Operating costs (net of other income)	(2,763)	(6,737)	(4,293)	(2,201)	(3,648)
Trading loss	**(2,571)**	**(6,277)**	**(3,057)**	**(1,669)**	**(2,858)**
Other costs:					
Amortisation of capitalised R&D costs	(2,374)	(785)	-	-	-
R&D costs written off	-	(3,599)	(2,046)	-	-
Settlement with unrelated party	-	(1,129)	-	-	-
Stock obsolescence	-	-	-	-	(335)
Bad and doubtful debts (expense) / written back	(30)	(442)	292	(50)	25
Loss before interest and tax	**(4,975)**	**(12,232)**	**(4,811)**	**(1,719)**	**(3,168)**
Net interest (expense) / income	110	43	(71)	(16)	(33)
Loss before tax	**(4,865)**	**(12,189)**	**(4,882)**	**(1,735)**	**(3,201)**

Source: Company Accounts

30 The trading results set out above reflect Tennyson's SOX product business only. The trading for the Datareach business acquired from Ericsson New Zealand will be recognised by Tennyson from 1 July 2003. The Datareach business is trading profitably and is expected to make a positive contribution to Tennyson's financial performance.

31 Tennyson's SOX business has incurred losses throughout the periods tabulated above. The increase in the trading loss in 2001 reflects the costs of the international marketing activities which were closed in the last quarter of the 2001 financial year. The business has undergone ongoing cost rationalisation since 2001. The lower sales in 2003 reflect the reduced marketing activity from January 2003 when the SOX business was to be sold and the restrictions on the business from the shortage of working capital. Management is planning for increased sales activity and new product development for the SOX products following the capital injection from Neoside. The SOX business is expected by management to reach a breakeven trading position from the financial year ending 30 June 2005, although forecasts for the future performance of the SOX business are inherently uncertain.



The Independent Directors
18 September 2003

Cashflow Position

32 We set out below the cashflow of Tennyson for the three years ended 30 June 2002 and the six months ended 31 December 2002, together with the unaudited cashflow for the year ended 30 June 2003 (amounts in brackets represent cash outflows):

($'000)	Year ended 30 June			Six Months Ended 31 December	Year ended 30 June
	2000 Audited	2001 Audited	2002 Audited	2002 Reviewed	2003 Unaudited
Cash flows from operating activities					
Receipts from customers	1,596	3,171	1,977	1,570	2,309
Payments to suppliers & employees	(4,134)	(9,108)	(7,263)	(2,689)	(3,713)
Interest received	149	109	65	6	8
Other income	201	40	254	2	13
Interest paid	(30)	(48)	(135)	(22)	(48)
	(2,218)	**(5,836)**	**(5,102)**	**(1,133)**	**(1,431)**
Cash flows from investing activities					
Payments for property, plant and equipment	(158)	(71)	(71)	(31)	(53)
Proceeds on disposal of equipment	10	5	10	-	1
Payments for research and development expenditure capitalised	(3,067)	(2,829)	-	-	-
Payment for Datareach business	-	-	-	-	(848)
	(3,215)	**(2,895)**	**(61)**	**(31)**	**(900)**
Cash flows from financing activities					
Proceeds from issue of shares	6,969	7,432	6,455	125	937
Payment of share issue expenses	(187)	(275)	(371)	-	(26)
Proceeds from borrowings	-	500	500	550	1,565
Repayment of borrowings	-	-	(1,000)	-	(593)
Repayment of other amounts	(41)	92	(8)	-	-
	6,741	**7,749**	**5,576**	**675**	**1,883**
Net (decrease)/increase in cash held	1,308	(982)	413	(489)	(448)
Cash at beginning of financial year	(206)	1,102	120	533	533
Cash at end of financial year	**1,102**	**120**	**533**	**44**	**85**

Source: Company Accounts



33 Tennyson's cash requirements associated with the development and commercialisation of the SOX product have been funded primarily by equity capital. The capacity of Tennyson to attract equity capital has diminished since its re-capitalisation in late 2001. Capital raising programs since that time have not provided the company with sufficient funding (as discussed later in this report) and Tennyson has been dependent on short term advances to maintain its operations and remain solvent.

34 Tennyson has a small bank line of credit but has limited capacity to support significant external borrowings. The borrowings in the periods outlined above are mainly comprised of $1.4 million advanced by way of convertible notes (all of which have been converted or repaid) and advances of $1,065,740 by the directors during the 2003 financial year to fund the acquisition of the Datareach business from Ericsson New Zealand and to provide working capital.

35 Since 30 June 2003, working capital has been provided by professional third party investors comprising an equity placement which raised $224,000 in July 2003 and a working capital advance of $250,000 in August 2003 and by Neoside in the form of a short term facility of $2 million which is expected to be fully drawn down in October 2003.

36 Tennyson is in need of further working capital to fund its operations and to repay the short term advances and a backlog of trade creditors. The SOX business is expected to place continuing cashflow demands on Tennyson until it reaches sufficient scale to be cashflow positive (expected in the financial year ending June 2006). The Datareach business, while trading profitably, will require funding in the immediate future to support the build-up of working capital (debtors) and expansion of the business.

Financial Position

37 Tennyson has a deficiency of net assets as at 30 June 2003 and is in a vulnerable financial position. The audit report for the half year ended 31 December 2002 expressed significant uncertainty about the ability of Tennyson to continue as a going concern and to pay its debts as and when they fall due. We set out below Tennyson's unaudited consolidated financial position as at 30 June 2003, together with the financial position as at 31 December 2002. The assets and liabilities purchased through the acquisition of the Datareach business are reflected in the financial position as at 30 June 2003:



The Independent Directors
18 September 2003

($'000)	Note	December 2002 Reviewed	30 June 2003 Unaudited
Current assets			
Cash		44	85
Receivables	1	388	329
Inventories	2	1,217	1,015
Other current assets		-	25
		1,649	1,454
Non-current assets			
Property, plant and equipment	3	100	600
Total assets		1,749	2,054
Current liabilities			
Payables	4	696	1,116
Interest bearing liabilities			
Bank borrowings (secured)	5	-	56
Advances from directors (unsecured)	6	-	916
Convertible notes	7	400	-
Other borrowings		150	-
Other provisions		187	338
		1,433	2,426
Non-current liabilities			
Other provisions		29	32
Total liabilities		1,462	2,458
Net assets / (deficiency)		**287**	**(404)**
Shareholders' Equity			
Contributed equity		35,652	36,438
Reserves		10	(2)
Accumulated losses		(35,375)	(36,840)
Total equity/ (deficiency)		**287**	**(404)**
Contingent liability	8		

Source: Company Accounts



Notes to Financial Position

1. Receivables – The balance at 30 June 2003 includes trade debtors for the SOX business but does not incorporate any trade receivables for Datareach which was acquired with effect from 1 July 2003.

2. Inventories at 30 June 2003 includes $517,000 for the SOX business and $498,000 for Datareach. The level of inventory for the SOX products have declined since 31 December 2002 due to a provision for stock obsolescence of $300,000 and a rundown in inventory levels following the plans to sell the SOX business.

3. Plant and equipment has increased substantially as at 30 June 2003 due to fixed assets acquired as part of the Datareach business.

4. Payables includes around $850,000 backlog of trade creditors at 30 June 2003. Part of this backlog has been paid using funds provided from the working capital advances from Vagg. The balance of the creditors' backlog is to be discharged using the working capital advances from Neoside and the funds to be raised from the Proposal.

5. Bank borrowings comprise a short term line of credit.

6. Advances from directors are unsecured. An amount of approximately $684,000 owed to Messrs Parker, Barry and Leighton is due for repayment on 30 September 2003, while the remaining $228,000 owed to Mr Woss (who resigned as a director in July 2003) is payable on demand. It is anticipated that these advances will be repaid using funds provided from the working capital advance from Neoside subsequent to 30 June 2003.

7. Convertible notes issued to professional investors were repaid from proceeds of a placement to the investors in April 2003.

8. A former executive has served the Company with a claim for alleged breach of contract. Tennyson disputes this claim and intends pursuing a counter-claim for breach of contract and fiduciary duties. No amount has been provided for the contingent liability.

Capital Structure

38 As at 31 August 2003, Tennyson had 170,926,958 ordinary shares on issue and 13,680,000 options outstanding. The top twenty shareholders of Tennyson as at 31 August 2003 held approximately 40% of the company's issued capital. The shareholding interests of Tennyson's existing directors and Mr Woss represented approximately 25% of the ordinary shares on issue and are set out below:



The Independent Directors
18 September 2003

Name	Number of Shares	% Held
Existing Directors		
Ross W Leighton	18,511,692	10.83
Edward M Barry	1,984,848	1.16
Harvey C Parker	866,947	0.50
Former Director		
Ronald W Woss	22,179,504	12.98
Total	**43,542,991**	**25.47**

Source: Computershare

39 The options outstanding over unissued ordinary shares by Tennyson as at 31 August 2003 are as follows:

Type	Number Outstanding	Exercise Price	Expiry
12 July 2004 Options	10,000,000	$0.100	12-Jul-04
Executive Options (Mr Parker)	2,000,000	$0.110	31-Dec-03
Employee Share Option Plan:			
Issued 27-Nov-01	1,100,000	$0.040	27-Nov-05
Issued 19-Mar-02	500,000	$0.050	19-Mar-06
Issued 1-Nov-00	45,000	$0.700	1-Nov-04
Issued 1-Jul-00	30,000	$1.000	30-Jun-04
Issued 1-Jul-00	5,000	$1.050	30-Jun-04
Total	13,680,000		

Terms:

12 July 2004 options were issued to the investors in the convertible notes which were issued in July 2002

Parker Executive Options 1,000,000 options became exercisable on 27 November 2002,
1,000,000 options will become exercisable on 27 November 2003

Under the Employee Share Option Plan, options may only be exercised as set out in the following table:

Time frame	% of Options
Within 1 Year of issue date	Nil
After 1 year	25%
After 2 years	50%
After 3 years	100%

Source: Tennyson Networks Limited


PRICEWATERHOUSECOOPERS

40 In addition, subject to the approval of Tennyson's shareholders, 8,333,333 options will be issued to Vagg under the terms of the working capital facility. The options have a twelve month term and are exercisable at 3 cents each.

Observed Market Trading in Tennyson's Shares

41 We set out below Tennyson's share trading history for the approximately four years from 1 July 1999 to 15 September 2003 (based on the closing price of shares traded on a weekly basis) together with the Nasdaq Telecommunications Index (rebased to Tennyson's share price) for the same period:


Tennyson Networks - Four Year Trading History
for the period 1 July 1999 to 15 September 2003
Tennyson Closing Price
Nasdaq Telecommunications Index
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Trading Suspended
Jul-99
Aug-99
Oct-99
Dec-99
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03
Source: Bloomberg, IRESS

42 Over this four year period Tennyson's share price has fluctuated over a wide range, reflecting both the movement in the wider telecommunications technology industry and factors specific to Tennyson. The share price reached a peak of around $1.59 in November 1999 following the announcement of positive progress on the rollout of the SOX product which had commenced in October 1999, the disclosure of Mercantile Mutual (ING) as a substantial shareholder and a placement to raise $3 million subscribed at $1.50 per share.



43 During April 2000, Tennyson's share price fell from around $1.40 to 85 cents in line with the market movements following the "technology bubble burst" experienced worldwide. Tennyson's share price continued to fall broadly in line with the telecommunications technology market sector until the suspension of trading requested by Tennyson on 21 March 2001 to allow the review and re-organisation of its activities and further capital raising.

44 Following the resumption of trading on 16 August 2001, Tennyson's share price has traded below the Nasdaq market index and in a narrower price band. We set out below a graph of the trading of Tennyson's shares on the Australian Stock Exchange for the period from 1 July 2002 to 15 September 2003 based on the closing price and volumes of shares traded on a daily basis:


Daily Closing Price ($)
Tennyson Networks - Recent Share Trading History
for the period 1 July 2002 to 15 September 2003
Daily Volume Traded ('000)
$0.07
$0.06
$0.05
$0.04
$0.03
$0.02
$0.01
$-
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Source: IRESS



45 From 1 July 2002 until the announcement of the acquisition of the Datareach business from Ericsson New Zealand on 15 January 2003, Tennyson's share price traded between 2.5 cents and 4.6 cents. On the day of this announcement, Tennyson's share price rose to close at 7 cents and the turnover of shares in the two days following (15 and 16 January 2003) represented over 80% of number of the company's shares on issue. The price has trended downward since January 2003 with the delays in the timing for the settlement of the Datareach business and the outcome of sale negotiations for the SOX business which were first announced on 2 April 2003. The movement of the share price in March 2003 reflected the impact on the market generally of hostilities in Iraq.

46 From June 2003 to 15 July 2003 (two days before the announcement of the Proposal), Tennyson's share price traded in the range of 2.2 cents to 3.4 cents, with a volume weighted average share price of 2.8 cents. On 16 July 2003, the day before the announcement of the Proposal, Tennyson's share price spiked to trade at between 3.2 cents and 3.8 cents, with 5.61% of the company's shares traded on that day.

47 Following the announcement and until the end of July 2003, Tennyson's share price fell to lower price levels with the volume weighted average share price at 3.2 cents. Since early August 2003, Tennyson's share price has increased to trade at a volume weighted average price of 3.6 cents. We consider that the share price is supported by the improved prospects for Tennyson if the Proposal proceeds. In our view, Tennyson's share price will fall below current levels if the Proposal is not approved.

48 Further details of Tennyson's share trading performance in the period from 1 July 2002 to 15 September 2003 are tabulated below:



The Independent Directors
18 September 2003

Date	Low	High	Close	Volume	Weighted Average Share Price	Percentage Volume Traded
Prior to Announcement:						
July 2002	$0.035	$0.046	$0.035	8,046,103	$0.042	6.15%
August 2002	$0.030	$0.040	$0.034	1,054,000	$0.038	0.81%
September 2002	$0.026	$0.035	$0.031	6,874,291	$0.030	5.26%
October 2002	$0.025	$0.036	$0.030	1,790,153	$0.031	1.37%
November 2002	$0.025	$0.031	$0.031	1,692,420	$0.029	1.29%
December 2002	$0.025	$0.040	$0.033	2,457,267	$0.032	1.82%
January 2003	$0.032	$0.086	$0.050	145,259,780	$0.065	97.73%
February 2003	$0.044	$0.063	$0.053	48,685,068	$0.054	32.76%
March 2003	$0.030	$0.055	$0.044	23,470,746	$0.044	15.79%
April 2003	$0.035	$0.063	$0.038	35,742,060	$0.050	22.07%
May 2003	$0.026	$0.040	$0.029	24,312,212	$0.033	15.01%
June 2003	$0.022	$0.034	$0.029	26,207,580	$0.028	16.18%
1 to 16 July 2003	$0.026	$0.038	$0.038	25,750,366	$0.031	15.90%
Following the Announcement:						
17 July to 15 September 2003	$0.027	$0.041	$0.033	107,634,887	$0.034	62.97%
Selected Periods Before the Announcement:						
Day before	$0.032	$0.038	$0.038	9,087,000	$0.035	5.61%
4 weeks before	$0.024	$0.038	$0.038	40,568,588	$0.030	23.73%
3 months before	$0.022	$0.047	$0.038	81,220,224	$0.031	47.52%

Source: Iress



III Key Factors in Our Assessment of the Proposal

49 Two key factors considered in our assessment of the Proposal are the recent experiences of Tennyson in seeking and raising additional equity funding and the impact of the Proposal on Tennyson's financial position. Further information on these matters is set out below.

Recent Capital Raisings

50 Since its restructuring in 2001 and prior to the announcement of the Proposal, Tennyson has experienced difficulty in raising significant amounts of equity capital. As part of the recapitalisation following its suspension from trading, Tennyson announced a 1-for-1 non-renounceable rights issue to raise $4.86 million by the issue of 44.2 million shares at 11 cents each on 10 May 2001. After extending the closing date by one week to 24 July 2001, Tennyson's shareholders took up only 20% of their entitlements or 8.5 million shares, leaving 35.7 million shares to be taken up by subscribers which had committed to take up the shortfall. Following the resumption of trading on 16 August 2001, Tennyson's share price fell from 10 cents to trade at around 4 cents to 5 cents by late September 2001. Convertible note funding of $1 million provided by certain of Tennyson's directors as part of the recapitalisation were converted in December 2001 and February 2002 at conversion prices of 4.28 cents and 3.54 cents respectively.

51 An outline of the outcome and terms of capital raisings during 2002 and 2003 is set out below:

(a) On 20 May 2002, Tennyson announced the placement of $600,000 share capital (15 million shares issued at 4 cents each) together with the issue of 7.5 million one year options exercisable at 10 cents;

(b) In July 2002, $400,000 was raised by the issue of convertible notes with a two year term and convertible at 4 cents, together with 10 million two year options exercisable at 10 cents;

(c) On 11 October 2002, Tennyson announced a share placement plan for existing shareholders to take up 33,333,333 shares at 3 cents each to raise $1 million. By 23 December 2002, 45 shareholders had participated in the plan taking up 4,166,668 shares to raise $125,000;



(d) On 17 January 2003, Tennyson placed 13,733,332 shares at 3 cents each to raise $412,500 from the shortfall of the share plan. No further placements were made of the remaining shortfall;

(e) In April 2003, 13,333,333 shares at 3 cents each were placed with the holders of the convertible notes to raise $400,000 and the funds used to repay the amounts owed under the notes; and

(f) On 17 July 2003, 8,960,000 shares were issued at 2.5 cents each to professional investors to raise $224,000 for working capital.

52 The issues of shares during 2003 outlined above were for relatively small amounts and made at discounts of between 12% and 32% to the prevailing market price. The issue price of 2.5 cents per share under the Proposal is at a discount of 12% to the market prices in the period from 1 June 2003 to 15 July 2003 and a discount of 17% and 22% respectively to the market prices in the four week and three month periods prior to the announcement of the Proposal.

53 In the light of Tennyson's financial circumstances and capital requirements to support its products, we consider that the substantial level of funding provided under the Proposal is unlikely to be available on better terms from alternative sources.

Financial Position if the Proposal Proceeds

54 Tennyson's financial position and solvency will improve markedly if the Proposal is approved. The company has a deficiency of net assets and current liabilities exceed current assets by approximately $1 million at 30 June 2003. If the Proposal is approved, Tennyson will have estimated net assets of $8.9 million following the capital injection by Neoside. We set out below the unaudited statement of financial position at 30 June 2003 together with:

(a) the estimated position after making adjustments to reflect the major changes in Tennyson's financial position since 30 June 2003 and prior to the completion of the Proposal (including trading losses to 31 August 2003); and

(b) following the completion of the Proposal encompassing the capital raising of $9.776 million and the repayment of advances from Neoside and Vagg and payment of the remaining backlog of creditors from the proceeds of the Proposal.



The Independent Directors
18 September 2003

($'000)	30 June 2003 Unaudited	Estimated Prior to the Proposal	Proforma Following the Proposal
Current assets			
Cash	85	487	7,563
Receivables	329	329	329
Inventories	1,015	1,015	1,015
Other current assets	25	25	25
	1,454	1,856	8,932
Non-current assets			
Property, plant and equipment	600	600	600
Total assets	2,054	2,456	9,532
Current liabilities			
Payables	1,116	716	266
Interest bearing liabilities			
Bank borrowings (secured)	56	-	-
Advances from directors (unsecured)	916	-	-
Advances from Neoside and Vagg		2,250	-
Other provisions	338	338	338
	2,426	3,304	604
Non-current liabilities			
Other provisions	32	32	32
Total liabilities	2,458	3,336	636
Net assets / (deficiency)	(404)	(880)	8,896
Shareholders' Equity			
Contributed equity	36,438	36,662	46,438
Reserves	(2)	(2)	(2)
Accumulated losses	(36,840)	(37,540)	(37,540)
Total equity/ (deficiency)	(404)	(880)	8,896

55 Tennyson's deficiency of net assets has deteriorated since 30 June 2003 due to ongoing trading losses. The major changes in Tennyson's financial position from 30 June 2003 to the end of August 2003 were:

(a) the placement of shares to raise $224,000 on 17 July 2003;



(b) the drawing down of the working facilities from Vagg subsequent to 30 June 2003 totalling $250,000;

(c) the partial payment of the backlog of trade creditors totalling $150,000; and

(d) funding of trading losses of approximately $700,000.

56 It is anticipated that the Neoside working facility will be drawn down during September and October 2003 and used to fund trading cashflow requirements, repay the advances from directors and bank overdraft and make further partial payments of the creditors' backlog.

57 If the Proposal does not proceed, there is significant uncertainty about Tennyson's ability to continue as a going concern. Tennyson's activities would need to be curtailed while urgent alternative funding is sought and/or assets sold. There is a risk that Tennyson would be placed in administration if alternative funding was not available.

Other Matters Considered

58 Another benefit of the Proposal is that Tennyson secures sufficient funding for its working capital requirements for the remainder of the 2004 financial year and is in a position to pursue the opportunity to re-establish the SOX business and grow the Datareach business. Without the funding provided under the Proposal, the ability of Tennyson to pursue the development of these businesses would be uncertain and, at best, delayed while alternative funding is sought.

59 We consider that, on balance, the benefits of the Proposal as outlined above outweigh the negative factors associated with the Proposal from the view point of the existing shareholders of Tennyson; namely, the dilution of the shareholding interest of the existing shareholders and other disadvantages which were discussed earlier in this report.



Appendix A

Declarations and Disclosures

Qualifications

PwCS is beneficially owned by the partners of PricewaterhouseCoopers ("PwC"), a large international firm of chartered accountants and business advisors. PwCS is a licensed securities dealer under the Act and, as such, is licensed to provide advice on security related matters.

Andrew Edwards, the person responsible for the preparation of this Report, is a partner in PwC and authorised representative of PwCS with extensive experience in the preparation of corporate valuations and the provision of corporate financial advisory services to corporations involved in takeovers, capital raisings and mergers and acquisitions.

Independence

We have considered our independence from Tennyson and related parties, having regard to ASIC Practice Note 42, and we do not consider that there are any circumstances which conflict with our independence from Tennyson which hinder our ability to provide objective independent advice.

Neither PwCS, PwC nor the author of this report have, at the date of this Report, or have had within the previous two years, any shareholding in or other relationship with either Tennyson or related parties (other than the provision of professional services for time based fees) that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed transactions.

Neither PwCS, PwC nor the author of this report have any interest in the outcome of the proposed transactions. PwCS is entitled to receive a fee from Tennyson based on normal professional hourly rates for the time taken in respect of the preparation of this report. The estimated fee is up to $25,000 and will be paid regardless of whether or not the Proposal is approved.

Indemnity

The terms of PwCS's appointment include a provision that Tennyson will indemnify PwCS, PwC, its employees, officers and agents against any claim, liability, loss or expense, cost or damage and liabilities arising out of reliance on any information or documentation provided by Tennyson which is false or misleading or incomplete.



The Independent Directors
18 September 2003

APPENDIX A (cont)

Consent

PwCS has consented in writing to this Report in the form and context in which it appears being included in the explanatory memorandum which will accompany the notice of meeting which will be issued by the independent directors of Tennyson and which will be distributed to Tennyson shareholders.

Neither PwCS nor PricewaterhouseCoopers have authorised or caused the issue of all or any part of the notice of meeting. Neither the whole or any part of this Report nor any reference to it may be included in or with or attached to any other document, circular, resolution, letter or statement without the prior consent of PwCS to the form in which it appears.



The Independent Directors
18 September 2003

APPENDIX B

Sources of Information

The principal sources of information used in the preparation of this report are as follows:

- Notice of General Meeting and Explanatory Memorandum to be provided to shareholders in relation to the Proposal.
- Share Subscription Agreement and Working Capital Facility Agreement with Neoside
- Financial statements and half yearly reports for Tennyson for the financial period ended 30 June 2000, 2001 and 2002 and 31 December 2002.
- Unaudited management accounts and draft annual report for the year ended 30 June 2003.
- Management's forecast cashflow and financial performance for the year ending June 2003.
- Management's forecast cashflow and financial performance for the SOX business for the three years ending June 2006.
- Publicly available information about Tennyson and other companies in the telecommunications technology industry available from:

    (a) IRESS – integrated real time equity system
    (b) Connect 4 – company announcements
    (c) Bloomberg LP – comparable company financial analysis
    (d) Individual company websites.

- Discussions with the management of Tennyson.



SCHEDULE 2 — CAPITAL STRUCTURE

Existing Capital Structure prior to Share and Option Issues

Number of Shares currently held by Neoside	0
Number of other Shares on issue	170,926,958
Undiluted issued capital[1]	**170,926,958**
Number of Options on issue	13,680,000
Diluted issued capital[2]	**184,606,958**

Capital Structure after Share and Option Issues

Number of Shares that will be held by Neoside after issue	391,040,000
Number of other shares on issue	170,926,958
Undiluted issued capital[1]	**561,966,958**
Number of Options on issue[3]	22,013,333
Diluted issued capital[2]	**583,980,291**

Existing Interests of Neoside Pty Ltd prior to Share and Option Issues

Shares currently held by Neoside[4]	0
Options currently held by Neoside[5]	0
Diluted percentage Shareholding[6] (%)	0%
Undiluted percentage Shareholding[7] (%)	0%
Neoside's Voting Power under Corporations Act[8]	0

Interests of Neoside Pty Ltd after Share and Option Issues

Shares that will be held by Neoside after issue[4]	391,040,000
Options that will be held by Neoside after issue[5]	0
Diluted percentage Shareholding[6] (%)	67.0%
Undiluted percentage Shareholding[7] (%)	69.6%
Neoside's Voting Power under Corporations Act[8]	**69.6%**

(Footnotes)

[1] "Undiluted Issued Capital" means the number of Shares on issue at the relevant time.

[2] "Diluted Issued Capital" mean the number of Shares that would be on issue if all issued Options were exercised.

[3] Includes the 8,333,333 Options to be issued to Vagg Investment.

[4] Includes all Shares in which Neoside has a "relevant interest".

[5] Includes all options in which Neoside has a "relevant interest".

[6] "Diluted percentage Shareholding" means the percentage of Shares that Neoside has of Tennyson's Diluted Issued Capital.

[7] "Undiluted percentage Shareholding" means the percentage of Shares that Neoside has of Tennyson's Undiluted Issued Capital.

[8] This includes the relevant interests of Neoside and its associates.



SCHEDULE 3 — OPTION TERMS AND CONDITIONS

The terms and conditions of the Options to be issued to Vagg Investment are as follows:

(a) Each Option will be issued for no consideration.

(b) Each Option shall entitle the holder to the right to subscribe for and be allotted one share upon exercise of the Option and payment to the Company of 3 cents per share.

(c) Each Option will automatically lapse if not exercised by 5.00pm Eastern Standard Time on the business day 12 months after the date of issue (expiry date).

(d) An Option may be exercised at any time prior to the expiry date by sending a completed signed notice of exercise, together with the payment as prescribed in (b) above for each Option and the certificate for the Options, to the Company's registered office. If the Option holder holds more than one Option, the Options may be exercised in whole or in part.

(e) Options may only be exercised so as to result in the holding of a marketable parcel within the meaning of the Listing Rules of the Australian Stock Exchange Limited ("Listing Rules").

(f) A notice of exercise is only effective when the Company has received the full amount of the exercise price in cash or cleared funds.

(g) Within 14 days of receipt of a properly executed notice of exercise and the required application moneys the number of shares specified in the notice will be allotted.

(h) Separate Options certificates will be issued for the certificated holdings. Each certificate will bear a suitable form of notice of exercise of the Options, endorsed on the back of the certificate, for completion by the holder of the Options (if required). If the Options comprised in any such certificate are exercised in part only, before the expiry date, the Company will reissue Option certificates for the Options not yet exercised.

(i) The Options may be transferred at any time prior to their expiry, provided that such transfer is made to a person to whom disclosure under Division 2 of Part 6D.2 of the Corporations Act 2001 (Cth) (the Act) is not required due to the application of an exception under section 708 of the Act.

(j) The period during which the Options may be exercised will not be extended.

(k) Options will be reorganised as required by the Listing Rules on a reorganisation (including consolidation, subdivision, reduction or return) of capital and the rights of an Option holder will be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(l) Option holders are not entitled to participate in new issues of securities offered to shareholders. Option holders can participate in new issues of securities offered to shareholders if the Option is exercised before the relevant record date for that new issue. Option holders will be advised at least 9 Business Days (as defined in the Listing Rules) before the record date for a proposed new issue.

(m) If from time to time before the expiry of any Options the Company makes an issue of shares to the holders of ordinary shares by way of capitalisation of profits or reserves (a "bonus issue") other than in lieu of a dividend payment, then upon exercise of an Option the Option holder will be entitled to have issued to it (in addition to the shares which it is otherwise entitled to have issued to it upon such exercise) additional shares in the Company. The number of additional shares is the number of shares which would have been issued to it under that bonus issue ("bonus shares") if on the date on which entitlements were calculated it had been registered as the holder of the number of shares which it would have been registered as holder if immediately before that date it had exercised its Options. The bonus shares will be paid up by the Company out of profits or reserves (as the case may be) in the same manner as was applied in relation to the bonus issue and upon issue will rank pari passu in all respects with the other shares allotted upon exercise of the Options.

(n) In the event of a pro rata issue by the Company (other than a bonus issue) the exercise price for each Option will be adjusted in accordance with the Listing Rules.

(o) The Company will apply to the Australian Stock Exchange Limited for official quotation of all ordinary shares allotted pursuant to the exercise of the Options.

(p) Shares allotted pursuant to the exercise of the Options will rank equally with the then issued ordinary shares of the Company.

(q) There will be no transfer restrictions on shares issued on exercise of the Options unless the sale by the holder of the shares issued on exercise of the Options would require the Company to prepare a disclosure document (as that term is defined in the Act). If a disclosure document is required the holder will enter into such arrangements with the Company as the Company considers appropriate to prevent the holder from dealing with the shares for the period during which the disclosure document would be required on a sale of those shares.

(r) These terms and conditions may be amended from time to time by resolution of the Company in general meeting in accordance with the Listing rules.